UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 000-29880

VIRGINIA MINES INC.

200-300 St-Paul,

Quebec City, QC, Canada G1K 7R1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: September 9, 2014

Form 43-101F1

Technical Report

Technical Report and Recommendations

Winter 2014 Drilling Program

Wabamisk Project, Québec

VIRGINIA MINES INC.

August 2014

Prepared by:

Francis Chartrand, geo, Ph. D.

Jérôme Lavoie, Eng., M.Sc. A

Tonny Girard, Jr. Eng.

Virginia Mines

Wabamisk Project

August 2014

CERTIFICATES OF QUALIFICATIONS

I, Francis Chartrand, residing at 3976 rue Mathieu d’Amours, Québec, QC, G1Y 2J8, do hereby certify that:

-I am presently employed as a senior project geologist with Virginia Mines Inc., 300 rue St-Paul, bureau 200, Québec, QC, G1K 7R1.

-I received a Ph.D. in economic geology from the École Polytechnique de Montréal in

1988, a M.Sc. in Geology from École Polytechnique de Montréal in 1983 (Montréal), and a B.Sc. in Geology in 1979 from Concordia University of Montreal.

-I have been working as a geologist since 1979.

-I am an active professional geologist presently registered with the board of the Ordre des Géologues du Québec, permit number 571.

-I am a qualified person with respect to the Wabamisk project in accordance with section 5.1 of the National Instrument 43-101.

-I have been involved in the Wabamisk project since April 2012 and I worked on the property during the summer and fall of 2012.

-In collaboration with other authors, I read all sections and helped in the preparation of this report utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

-I am not aware of any missing information or change, which would have caused the present report to be misleading.

-I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Virginia Mines Inc. I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec City this 8th day of August 2014.

"Francis Chartrand"

Francis Chartrand, geo, Ph. D.

Virginia Mines Inc.

Wabamisk Project

August 2014

I, Jérôme Lavoie, resident at 1304 Richard-Turner, Québec, Qc, G1W 3N2, do hereby certify that:

- I am presently employed as a Project Geologist with Virginia Mines inc., 300 rue St-Paul, Suite 200, Québec, QC, G1K 7R1.

- I have received a B.Sc. in Engineering Geology in 2000 from the Université du Québec à Chicoutimi (U.Q.A.C.) and a M. Sc. A. in Economic Geology in 2008 from Université du Québec à Chicoutimi (U.Q.A.C.).

- I have been working as a geologist in mineral exploration since 2004.

- I am a professional geologist presently registered to the board of the Ordre des Ingénieurs du Québec, permit number #127 127.

- I am a qualified person with respect to the Wabamisk project in accordance with section 5.1 of the national instrument 43-101.

- I have been involved with the Wabamisk project since the summer of 2012.

- I co-authored the present technical report, utilizing proprietary exploration data generated by Mines Virginia Inc. and information from various authors and sources as summarized in the reference section of this report.

- I am not aware of any missing information or changes, which would have caused the present report to be misleading.

- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Mines Virginia Inc.

- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, QC, this 8th day of August 2014.

"Jérôme Lavoie"

_____________________________

Jérôme Lavoie, Eng., M.Sc. A.

Virginia Mines Inc.

Wabamisk Project

August 2014

I, Tonny Girard, resident at 136 rue de la Descente des femmes, Ste-Rose-du-Nord, Qc, G0V 1T0, do hereby certify that:

- I am presently employed as a Junior Engineer with Virginia Mines Inc., 300 St-Paul, Suite 200, Québec, Qc, G1K 7R1.

- I have received a B.Sc. in Engineering Geology in 2012 from the Université du Québec à Chicoutimi (U.Q.A.C.).

- I have been working as a geologist in mineral exploration since 2012.

- I am a qualified person with respect to the Wabamisk Project in accordance with section 5.1 of the national instrument 43-101.

- I have worked in the region since 2012.

- I am responsible for co-writing the present technical report, utilizing proprietary exploration data generated by Mines Virginia Inc. and information from various authors and sources as summarized in the reference section of this report.

- I am not aware of any missing information or changes, which would have caused the present report to be misleading.

- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Mines Virginia Inc.

- I have been involved in the Wabamisk project since 2012.

- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, QC, this 8th day of August 2014.

"Tonny Girard"

________________

Tonny Girard, Jr. Eng.

Virginia Mines Inc.

Wabamisk Project

August 2014

ITEM 1 – SUMMARY

9

ITEM 2 – INTRODUCTION

11

ITEM 3 – RELIANCE ON OTHER EXPERTS

12

ITEM 4 – PROPERTY DESCRIPTION AND LOCATION

12

ITEM 5 -

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY  14

ITEM 6 – HISTORY

14

6.1.

Property ownership

14

6.2.

Previous work

15

ITEM 7 – GEOLOGICAL SETTING AND MINERALIZATION

17

7.1.

Regional Geology

17

7.2.

Property Geology

19

7.3

Mineralization

22

ITEM 8 – DEPOSIT TYPES

23

ITEM 9 – EXPLORATION

24

ITEM 10 – DRILLING

24

10.1

Main Stripped area

30

10.1.1

WB-14-030 (L 1+60W, 0+15S, azimuth 160o, plunge -50o, length 156 m)

33

10.1.2

WB-14-031 (L 0+00, 0+41N, azimuth 160o, plunge -50o, length 225 m)

34

10.1.3

WB-14-032 (L 1+38E, 1+08N, azimuth 160o, plunge -55o, length 249 m)

35

10.1.4

WB-14-033 (L 0+72E, 0+65N, azimuth 160o, plunge -53o, length 249 m)

35

10.1.5

WB-14-034 (L 1+80E, 1+00N, azimuth 160o, plunge -50o, length 153 m)

38

10.1.6

WB-14-035 (L 1+50E, 1+75N, azimuth 160o, plunge -55o, length 324 m)

39

10.1.7

WB-14-036 (L 2+02E, 0+32N, azimuth 160o, plunge -50o, length 201 m)

41

10.1.8

WB-14-037 (L 0+75E, 1+25N, azimuth 160o, plunge -53o, length 288 m)

43

10.1.8

WB-14-038 (L 2+50E, 0+31N, azimuth 160o, plunge -50o, length 219 m)

46

10.1.8

WB-14-039 (L 5+10E, 0+90N, azimuth 160o, plunge -55o, length 177 m)

47

10.1.9

WB-13-016ext (L 2+00E, 1+00N, azimuth 160o, plunge -50o, length 252 m)

49

10.1.10

WB-13-025ext (L 5+07E, 0+43N, azimuth 160o, plunge -50o, length 243 m)

51

10.2

Challenger-Interceptor area

52

10.2.1

WB-14-040 (L 75+83W, 43+60N, azimuth 160o, plunge -50o, length 126 m)

53

10.2.2

WB-14-041 (L 75+45W, 43+70N, azimuth 160o, plunge -50o, length 126 m)

53

Virginia Mines Inc.

Wabamisk Project

August 2014

10.2.3

WB-14-042 (L 73+08W, 42+80N, azimuth 160o, plunge -50o, length 126 m)

55

10.2.4

WB-14-043 (L 72+60W, 42+80N, azimuth 160o, plunge -50o, length 126 m)

55

10.3

Exhalite area

56

10.3.1

WB-14-044 (L 44+85E, 3+05S, azimuth 200o, plunge -50o, length 225 m)

56

ITEM 11 – SAMPLE PREPARATION, ANALYSES AND SECURITY

57

ITEM 12 – DATA VERIFICATION

58

12.1

Reference material validation

58

12.1.1.

Standard SH69 (1.346 g/t Au)

59

12.1.3.

Standard SE68 (0.599 g/t Au)

59

12.1.4.

Standard SL61 (5.931 g/t Au)

59

12.2

Blank validation

60

ITEM 13 – MINERAL PROCESSING AND METALLURGICAL TESTING

60

ITEM 14 – MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

60

ITEM 15 – MINERAL RESERVE ESTIMATES

60

ITEM 16 – MINING METHODS

60

ITEM 17 – RECOVERY METHODS

60

ITEM 18 – PROJET INFRASTRUCTURE

60

ITEM 19 – MARKET STUDIES AND CONTRACTS

61

ITEM 20 – ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT  61

ITEM 21 – CAPITAL AND OPERATING COSTS

61

ITEM 22 – ECONOMIC ANALYSIS

61

ITEM 23 – ADJACENT PROPERTIES

61

ITEM 24 – OTHER RELEVANT DATA AND INFORMATION

62

ITEM 25 – INTERPRETATION AND CONCLUSIONS

62

ITEM 26 – RECOMMENDATIONS

63

ITEM 27 – REFERENCES

64

LIST OF TABLES

Table 1 – Summary of previous work in the Wabamisk project area

Table 2 – List or drillholes from the winter 2014 drill campaign, Wabamisk property

Table 3 – Gold intersections greater than 0.25 g/t from the 2014 drill campaign

Virginia Mines Inc.

Wabamisk Project

August 2014

LIST OF FIGURES

Figure 1 – Location of the Wabamisk property, James Bay, Quebec

14

Figure 2 – Location of the Wabamisk property claim blocks

14

Figure 3 –

Geology of the Wabamisk property area, after Moukhsil (2000)

20

Figure 4 –

Geology of the Wabamisk property as interpreted by Virginia Mines

23

Figure 5 –

Location of the 2014 cut-line grid, gold showings with more than 1.0 g/t Au and the CIT corridor  27

Figure 6 –

Location of drill holes from the 2014 drilling campaign

27

Figure 7 –

Location of drill holes in the Main Stripped area with significant intersections

32

Figure 8 –

Location of drill holes in the Main Stripped area

33

Figure 9 –

WB-14-030 and WB-13-008

in pocket

Figure 10 –

WB-14-031 and WB-13-005

in pocket

Figure 11 –

WB-14-032

in pocket

Figure 12 –

WB-14-033 and WB-14-037

in pocket

Figure 13 –

WB-14-034

in pocket

Figure 14 –

WB-14-035, WB-13-014 and WB-13-015

in pocket

Figure 15 –

WB-14-036, WB-13-16ext and WB-13-017

in pocket

Figure 16 –

WB-14-038, WB-13-018 and WB-13-019

in pocket

Figure 17 –

WB-14-039, WB-13-024 and WB-13-025

in pocket

Figure 18 –

Location of 2014 drill holes in the Challenger-Interceptor area

Figure 19 –

WB-14-040

in pocket

Figure 20 –

WB-14-041

in pocket

Figure 21 –

WB-14-042

in pocket

Figure 22 –

WB-14-043

in pocket

Figure 23 –

Location of WB-14-044, exhalite area

Figure 24 –

WB-14-044

in pocket

LIST OF PHOTOGRAPHS

Photograph 1 –

Stratabound calcic alteration (AC-PG-CC) occurring in greywacke, WB-14-030, approximately 40 m depth.

Photograph 2 –

Part of the Mustang structure in WB-14-031 at approximately 190 m depth showing planar zone of altered greywacke with veinlet injections

Photograph 3 –

Part of the Mustang vein from 180.3-187.0 m, WB-14-033. Note laminated and brecciated nature of the vein itself

Photograph 4 –

Arsenopyrite-rich altered fragments of wall rock enclosed in the Mustang vein at 180.6 m

Photograph 5 –

Zone of altered and sulfidized greywacke with dm-scale banded and locally brecciated quartz veins from 203.8-207.0 m

Photograph 6 –

Gold grain in quartz vein occurring from 90.2-90.6 m, WB-14-034

Virginia Mines Inc.

Wabamisk Project

August 2014

Photograph 7 –

Foliated contact zone between altered greywacke and gold-bearing quartz vein at 90.8 m, WB-14-034

Photograph 8 –

Thin quartz veins cutting medium-grained greywacke, WB-14-035.

Photograph 9 –

QZ-FP vein injected into Ca-altered greywacke, WB-14-035

Photograph 10 –

The TR004 zone at the top of WB-14-036, showing quartz vein injections in altered greywacke

Photograph 11 –

Close-up of QZ vein with masses of CL from TR004 zone, WB-14-036

Photograph 12 –

Interval from approximately 81.0-95.0 m, WB-14-036 showing quartz veins in altered and sulfidized greywacke

Photograph 13 –

Interval from approximately 95.0-113.0 m showing two gold-bearing quartz veins at 104.2 m and 109.1 m

Photograph 14 –

The TR004 zone, showing quartz veins in altered and sulfidized greywacke, WB-14-037

Photograph 15 –

The Mustang vein zone, showing laminated and brecciated quartz veins cutting altered sulfidized greywacke, WB-14-037

Photograph 16 –

Altered greywacke with arsenopyrite adjacent to auriferous quartz vein at approximately 247.5 m (part of the Mustang vein), WB-14-037

Photograph 17 –

I1N (3rd box, right hand bottom), possibly the Mustang, WB-14-038

Photograph 18 –

Close up of vein at 161.7 m that is possibly the Mustang, WB-14-038. Note laminated texture

Photograph 19 –

Laminated quartz vein from 64.4-64.9 m in fine- to medium-grained greywacke (third box from top), WB-14-039

Photograph 20 –

Minor gold-bearing quartz vein at 117.7 m, WB-14-039

Photograph 21 –

Altered greywacke with 50% quartz veins/veinlets from 158.1-159.6 m (second box from top), WB-14-039

Photograph 22 –

Thin gold-bearing quartz vein at 190.5 m, WB-13-016ext

Photograph 23 –

Thin gold-bearing quartz vein at 202.5 m, WB-16-016ext. Note laminated texture of the vein

Photograph 24 –

Thin quartz vein with visible gold at 200.75 m (yellow ribbon, 2nd box from top) and sterile 1.05-m-thick quartz vein at 204.5 m (3rd box from top), WB-13-025ext

Photograph 25 –

A one-cm-thick TL band adjacent to a QZ-MV vein, WB-14-040

Photograph 26 –

Interval from 72.0-78.2 m (top two boxes) with minor quartz veinlets in altered greywacke with low-grade gold mineralization, WB-14-041

Photograph 27 –

Sterile QZ-MV-FP vein with TL margins at 29.3 m, WB-14-041

Photograph 28 –

Interval from 61.0-62.0 m (2nd box from top) reporting 0.77 g/t Au with minor quartz vein in fine-grained greywacke, WB-14-043

Virginia Mines Inc.

Wabamisk Project

August 2014

LIST OF APPENDICES

Appendix 1 – Claims list

Appendix 2 – List of abbreviations (extract of MB 96-28)

Appendix 3 – Assay results (Au + 36 elements and whole rock) from the drill core logs

Appendix 4 – Lithologies from the drill core logs

Appendix 5 – Assay certificates

Appendix 6 – Process charts and tables results for data verification with standards

Appendix 7 – Gold concentrations of the blanks

Virginia Mines Inc.

Wabamisk Project

August 2014

ITEM 1 – SUMMARY

The Wabamisk project, situated approximately 290 kilometres north of the town of Matagami in the province of Québec, occurs in the James Bay territory a few kilometres south of the Eastmain River near the evacuator on the Opinaca Reservoir (Figure 1). The Wabamisk property occurs in the La Grande Subprovince in the central part of the Superior Province, and more specifically in the Lower Eastmain greenstone belt.

From 2005 to 2009, several gold showings were discovered on the Wabamisk property by Virginia Mines. The Isabelle showing, discovered in 2007, is one of the most significant mineralized zones found to-date with values of 6.48 g/t Au over 3.0 m, 4.20 g/t Au over 13.61 m and 316 g/t Au over 1.0 m from surface channelling. The best drilling results also came from the Isabelle showing with values of 46.5 g/t Au over 4.0 metres from 2010 drilling campaign.

Drilling continued during the winter of 2011 but results were not up to expectations. Following this the summer 2011 exploration program focused on other gold occurrences that had been previously discovered in the area. This led to the discovery of a dozen new Au showings associated with quartz veins and arsenopyrite disseminations within locally-altered wacke. Except for the Ross showing that returned values up to 70 g/t Au and the Boomerang showing that returned values up to 360 g/t Au, the others returned values between 1.0 to 10.0 g/t Au.

In the summer of 2012 prospecting and mechanical stripping exposed a new, significant gold system characterized by a field of quartz veins with visible gold occurring in a sequence of folded metawackes for over 900 m in strike length. The centimetre- to metre-scale quartz veins are locally accompanied by an envelope of intense alteration (silica-sericite-sulphide) up to a few metres thick.

The main gold-bearing structure, the Mustang vein, was exposed by trenching for a distance of over 425 m in a SW-NE direction. As seen at surface, the Mustang vein and its alteration envelope form a slightly sigmoidal structure up to a few metres thick. The vein is oriented WSW-ENE and dips steeply (75°- 80°) to the north. Many gold grains were found in several locations along the entire length of the Mustang vein. Although sulphides are not generally abundant in the vein, the alteration envelope contains up to 5% disseminated arsenopyrite and a few gold grains. Values of 9.66 g/t Au over 4 metres, 3.3 g/t Au over 3.5 metres, 1.99 g/t Au over 1 metre, 18.35 g/t Au over 1 metre, 23.28 uncut (11.14 cut) g/t Au over 4.6 metres, 18.15 g/t Au over 1.7 metres, 8.47 g/t Au over 2.4 metres, 4.46 g/t Au over 2.7 metres, 3.71 g/t Au over 3 metres, 10.15 g/t Au over 0.85 metres, 3.6 g/t Au over 5 metres, 7.65 g/t Au over 1.7 metres and 3.29 g/t Au over 2 metres were returned from channel samples spaced at approximately equal intervals along the length of the Mustang vein.

Other mineralized zones just to the NE of the Mustang vein in the Main Stripped zone also returned significant intersections from channel samples, including 3.45 g/t Au over 6.95 metres, 2.47 g/t Au over 6.8 metres, 3.09 g/t Au over 1.3 metres, 5.47 g/t Au over 4 metres and 4.99 g/t Au over 3 metres. In several cases, these zones appear to be associated with a network of quartz veins and veinlets rather than a single structure as is the case of the Mustang vein.

Virginia Mines Inc.

Wabamisk Project

August 2014

Mapping and prospecting carried out outside the Main Stripped zone also led to the discovery of other interesting gold showings in several locations on the Wabamisk grid. Most of these showings consist of centimetre- to decimeter-scale quartz veins locally containing visible gold and hosted within variably silicified and chloritized metawackes with traces of sulphides (arsenopyrite and pyrrhotite). Grab samples collected to characterize these new showings returned values varying between 1.6 and 27.6 g/t Au while channel samples yielded results ranging from low values to values of up to 6.73 g/t Au over 2 metres.

In February of 2013 a diamond drill program was undertaken to discover gold-bearing structures at depth. Three main areas were drilled: (1) the Mustang vein, (2) the Sandpit and east Sandpit, and (3) the power line east of the Main Stripped area. In all, 29 boreholes were drilled for a total of 4472 metres. Gold mineralization was cut in almost all boreholes and the Mustang and other gold-bearing veins were successfully intersected at depth. The most significant intersections from the Mustang vein include 3.66 g/t Au over 1.5 m (WB-13-002), 22.65 g/t Au over 2.25 m (WB-13-005) and 3.93 g/t Au over 2.8 m (WB-13-005). Other significant intersections from the Main Stripped area include 3.99 g/t Au over 1.1 m (WB-13-005), 1.98 g/t Au over 13.4 m, including 4.14 g/t Au over 4.0 m, (WB-13-015), 5.66 g/t Au over 1.0 m (WB-13-018) and 6.06 g/t Au over 3.2 m and 18.05 over 0.8 m (WB-13-025). There were no significant intersections over 0.5 g/t Au from the three boreholes drilled near the power line to the east of the Main Stripped area.

The summer/fall exploration program on the Wabamisk property extended from the beginning of June to the middle of October. Work on the Wabamisk property was conducted concurrently with work on the adjacent Anatacau property, which is filed in a separate report. The exploration program consisted of prospecting, mechanical stripping, channel sampling, whole-rock analysis and till sampling on both properties. This work was done on two cut-line grids upon which a pole-dipole IP survey was completed during the winter of 2013, at the same time as the winter 2013 drilling campaign. The 2013 campaign was successful in discovering several new gold showings and extensions of gold mineralization discovered by earlier Virginia programs. The most significant new result was the discovery late in the summer of a gold-bearing corridor, known as the Challenger-Interceptor-Trailblazer corridor or CIT for short, approximately 8 km to the WNW of the Mustang vein. This corridor, in which the gold showings appear to occur in two clusters at either end, is almost 3 km long along an E-W direction. The gold occurs in quartz veins, quartz veinlets and to some extent the enclosing altered greywacke wall rock. For the most part, the host rocks consist of fresh fine to medium grained greywacke which becomes variably silicified, sericitized and chloritized as the veins are approached. Actinolite and tourmaline are also present. The altered greywacke is also sulfidized, and disseminated pyrite, pyrrhotite and arsenopyrite form up to 7.5% of the rock. Native gold occurs as fine to medium grains in the quartz vein and adjacent wall rock. Locally, several dozen gold grains may be observed in hand sample, and grab samples returned values of up to 278 g/t Au. Channel samples, however, returned more modest values up to 5.67 g/t Au over 1.0 m.

The present report discusses the results of a diamond drill project that was carried out on the Wabamisk project during the winter of 2014. The drilling focused on three areas: (1) Mustang-Sandpit in the Main Stripped zone (10 holes and two extensions totaling 2481 m), (2) Challenger-Interceptor area (4 drillholes totaling 504 m) and (3) a sector with gold-bearing

Virginia Mines Inc.

Wabamisk Project

August 2014

quartz veins in exhalite a few km east of the Main Stripped area (1 drillhole for 225 m). In all, the drilling campaign consisted of 15 drillholes and two drillhole extension for a total of 3210 m.

The Mustang-Sandpit boreholes were drilled to test for the presence of mineralization below the intersections of 2013 and to determine if the Mustang vein extended under the deep sandy overburden of the sandpit. Most of the drillholes were successful in that they intersected the Mustang vein and other gold zones successfully at depths of up to 225 m below surface. Several subparallel m-scale zones composed of quartz veins with visible gold in altered and sulfidized greywacke were intercepted in the Mustang-Sandpit area. These zones are tentatively identified, moving from south to north, as the Mustang, TR004, Sandpit and Discovery. Other subsidiary gold zones also occur in the Main Stripped area but for lack of information have not yet been assigned to a zone. Some of the better intersections from the Mustang vein are 1.69 g/t Au over 13.8 m including 2.27 g/t Au over 6.7 m (Mustang vein) in WB-14-033, 18.5 g/t Au over 1.9 m in WB-14-036 (Mustang vein), 64.0 g/t Au over 0.5 m and 11.6 g/t Au over 0.4 m in WB-13-016ext (Mustang vein). Other significant intersections from gold zones subparallel to the Mustang vein include 39.05 g/t Au over 0.9 m from WB-14-034, 3.61 g/t Au over 4.0 m from WB-14-036 and 5.24 g/t Au over 2.0 m from WB-14-039.

Drilling in the Challenger-Interceptor sector was successful in finding weak gold mineralization at shallow depths below the gold showings. The best value, 22.9 g/t Au over 1.0 m, came from WB-14-042 drilled underneath the Interceptor showing.

The only borehole drilled in the exhalite area did not return any significant values.

Most of the gold zones in the Main Stripped area, including the Mustang vein, are still open laterally and at depth. Therefore, further drilling is recommended, particularly towards the east beneath the thick sand of the Sandpit area as well as below the inflexion of the gold zones in the area defined by trench WB2013TR004, WB-13-004, WB-14-033 and WB-14-037.

ITEM 2 – INTRODUCTION

The purpose of this report is to present exploration work and results from the winter 2014 diamond drilling program on the Wabamisk property as well as to provide recommendations for future work.

The technical data relating to exploration on the property is derived from the Virginia Mines database and from the SIGÉOM database of the Ministère des Ressources naturelles et de la Faune which is public information accessible from their website.

This report provides technical geological data relevant to the Wabamisk property in Québec and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI 43-101.

Author Francis Chartrand, geo, Ph.D., a senior project geologist for Virginia Mines, is the principal geologist responsible for the Wabamisk project and is the Qualified Person. Mr.

Virginia Mines Inc.

Wabamisk Project

August 2014

Chartrand has been involved in the project since the summer 2012. During the period covered by this report, Mr. Chartrand spent several weeks on the property directly supervising the drilling program. Co-authors Jérôme Lavoie, B. Eng. and Tonny Girard, Jr. Eng., both employed by Virginia Mines as project geologists also supervised the drilling program over a number of weeks. Mr. Lavoie is also a Qualified Person with respect to the Wabamisk project.

Since the Wabamisk project is at an early stage of exploration, this report does not discuss any legal or environmental problems requiring expertise outside of the company.

ITEM 3 – RELIANCE ON OTHER EXPERTS

This section is not applicable to this report.

ITEM 4 – PROPERTY DESCRIPTION AND LOCATION

The Wabamisk project is located in the James Bay area of Québec, Canada, just to the W and SW of the Opinaca reservoir. The property is situated 290 kilometres north of the town of Matagami and 60 km NW of the Cree community of Nemaska (Figure 1). The approximate limits of the property are as follows:

Latitude:

52°00’ to 52°20’ North

Longitude:

76°26’ to 77°00’ West

NTS:

33C/02 (Anatacau Lake) and 33C/07 (Kauputauchechun Lake)

UTM zone:

18 (NAD27), 363646 E to 402039 E; 5762436 N to 5801404 N

As of April 2014 the Wabamisk property consisted of 1004 map-designated claims for a total of 52732.02 hectares (Figure 2). A list of these claims is found in Appendix 1.

Virginia Mines Inc.

Wabamisk Project

August 2014

Mines Virginia
Wabamisk property
location
Figure 1
Office
Drawing
Scale: 1:1000000
Projection: Longitude / Latitude (NAD 83)
0
10
20
40
kilometres
53°
52°
Wemindji
James Bay
Eastmain
Km 381
Wabamisk
property
EM-1
EM-1-A
Nemaska
Waskaganish
James Bay highway

Figure 1 – Location of the Wabamisk property, James Bay, Quebec.

Opinaca Reservoir
Camp Wabamisk
Km 381
Route Muskeg - EM-1
Mines Virginia
Wabamisk property
Location of claims
Figure 2
Office
Drawing:
Scale: 1:250000
Projection: Longitude / Latitude (NAD 83)
0
2.5
5
10
kilometres

Figure 2 – Location of the Wabamisk property claim blocks.

Virginia Mines Inc.

Wabamisk Project

August 2014

ITEM 5 -

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located approximately 60 km northwest of the Cree community of Nemaska (Figure 1), and about 20 km east of the James Bay highway linking Matagami to Radisson. Two high-voltage (735 kV) power lines run along the eastern edge of the property and a lower-voltage (69 kV) power line crosses the property south of the Eastmain River.

The northern part of the property is accessible by road while the southern part is accessible by air. The camp may be reached by taking the paved James Bay highway to kilometre 395, and then driving east for 45 km along the all-weather gravel road that leads to the EM-1 hydroelectric complex located to the east of the property. Alternatively the camp may be reached via the all-season gravel highway that runs north from Chibougamau to the Nemiscau outpost and north again to the EM-1 complex and beyond to the Opinaca aerodrome (now closed). This road links up with the gravel road running east from the James Bay highway. The Opinaca aerodrome lies on the property 2 km southwest of the exploration camp.

Topographic relief on the property is typical for the James Bay area of Québec. It is characterized by gentle relief with rolling hills, abundant lakes, rivers, streams, and swamps and sparse to medium-density conifer forests. Altitudes range between 190 and 310 metres above sea level. The drainage pattern is marked by the presence of numerous lakes on the property, including Anatacau Lake in the central part. Numerous bogs and fens occur in the southern half of the property. Water drains north, towards the Eastmain River.

The ground is snow covered from the end of October to mid-May preventing all fieldwork with the exception of drilling and geophysical surveying.

ITEM 6 – HISTORY

6.1.

Property ownership

The Lac H property was the object of an agreement pursuant to which Virginia Mines acquired a 100% interest in the 69 claims constituting the Lac H property, equally owned by SOQUEM Inc. and D’Arianne, in consideration of the issuance of a total of 50,000 common shares of the Company’s share capital (25,000 to SOQUEM and 25,000 to D’Arianne). Of the 69 claims constituting the property, 38 are subject to a 1.5% NSR in favour of Inco Vale (formerly Inco Ltd.). Half of this royalty (0.75% NSR) is redeemable for $750,000. As for the 31 remaining claims, they are subject to a total 1.5% NSR to SOQUEM and D’Arianne. Half of this royalty (0.75% NSR) is redeemable, at any time, for $750,000. The claims constituting the Lac H property are now part of the Wabamisk property.

Virginia Mines Inc.

Wabamisk Project

August 2014

6.2.

Previous work

Table 1 summarises all the work done in the project area to-date.

Table 1 - Summary of previous work on the Wabamisk project

Virginia Mines Inc.

Wabamisk Project

August 2014

Geological Survey of Canada (1897)

-

Geological reconnaissance work in the Eastmain River Area (Low, 1897)

Dome Mines Ltd (1935-36)

-

Geological reconnaissance and prospecting work (McCrea, 1936)

-

Trenching and drilling (Dome A and K gold showings)

Geological Survey of Canada (1942)

-

Eastmain preliminary map (Shaw 1942

Geological Survey of Canada (1966)

-

Systematic regional mapping, Scale 1: 1 000 000 (Eade)

Ministère des Richesses Naturelles du Québec (1968)

-

Geological mapping of NTS sheet 33B/04, 33B/03 and the eastern part of 33C/01 at scale 1:50 000. (Carlson et al., 1968)

Ministère des Richesses Naturelles du Québec (1978)

-

Mapping of the lower Eastmain volcanogenic belt, scale 1:100 000 (Franconi 1978)

Société de développement de la Baie-James (SDBJ) (1970-1981)

-

Evaluation of the mineral potential of the James Bay Region (Vallières, 1988)

-

Regional lake-bottom sediment survey

Various companies (1986-1989)

-

Prospecting, trenching and drilling by various companies.

Virginia Gold Mines(1996)

-

Reconnaissance work

Ministère des Ressources Naturelles du Québec (1998-2001)

-

Geological mapping of NTS sheets 33C/01, 33C/02, 33C/07 and 33C/08, scale 1:50 000 (Moukhsil, 2000; Moukhsil et al, 2002)

Cambior (2005-2006)

-

Prospecting, mapping, EM-Mag Survey, lake-bottom sediment survey, till sampling survey (Caron 2006 and 2007)

Ministère des Ressources Naturelles du Québec (2010-2011)

-

Airborne Magnetic survey (D’Amours, 2011)

Virginia Mines (2006)

-

Prospecting, geochemical survey (Cayer and Ouellette, 2007)

-

Airborne Magnetic survey (997 linear km)

-

Airborne Radiometric survey (K,U,Th) (550km)

Virginia Mines (2007)

-

Prospecting, mapping, trenching and channelling (Oswald, R., 2008)

-

Ground Magnetic (54 km) and IP survey (46km) (Tshimbalanga, 2008 a and b)

Virginia Mines (2008)

-

Drilling (240 meters), prospecting and channeling (Cayer and Oswald, 2009)

Virginia Mines (2009)

-

Trenching, channeling and prospecting (Poitras, 2010)

Virginia Mines (2010)

-

Drilling (4214 meters) (Poitras, 2011)

-

Ground Magnetic survey (138km)

-

IP survey (108 km)

-

Prospecting, trenching and channelling

-

Till survey (52 samples)

Virginia Mines (2011)

-

Prospecting (1236 grab samples were collected and 1156 outcrops described) (Savard et al., 2012)

-

Trenching, channel sampling and mapping (19 trenches covering 156.60 square meters) (Savard et al., 2012)

-

Drilling (Vachon and Ouellette, 2012)

-

High-definition magnetic airborne survey (1835 linear kilometers) (St. Hilaire, 2011)

-

Till survey (52 samples)

-

SGH (Soil Gas Hydrocarbon) and humus survey on Isabelle showing (511 samples) (Sutherland, 2011 Charbonneau, 2012)

Virginia Mines (2012)

-

Pole-dipole IP survey on the Wabamisk grid (171.95 line-km) (Dubois, 2012)

-

High resolution helicopter-borne magnetic survey, Wabamisk, Anatacau and Opinaca properties (4981 line-km) (St. Hilaire, 2012)

-

Prospecting on the Wabamisk grid (441 outcrops, 650 grab samples), (Chartrand et al., 2013)

-

Excavation, sampling and mapping of stripped zones (98 grab samples, 2186 channel samples from 228 channels)   (Chartrand et al, 2013)

Virginia Mines (2013)

-

Pole-dipole IP survey on extensions of the Wabamisk grid to the NW and SW (89.3 line-km; Dubois, 2013)

-

Diamond drilling (29 boreholes, 4475 m) adjacent to and in the Main Stripped zone; Chartrand and Simard, 2013)

Virginia Mines (2013)

-

Prospecting and sampling (850 samples from 718 outcrops and 47 boulders for gold and multi-element analysis) 179 samples for whole rock geochemistry and 223 1-kg samples for till geochemistry and gold grain   counts; trenching and outcrop stripping of 47 trenches with 1600 samples taken from 1526.5 m of channel sample (Chartrand et al., 2014)

Virginia Mines Inc.

Wabamisk Project

August 2014

ITEM 7 – GEOLOGICAL SETTING AND MINERALIZATION

7.1.

Regional Geology

The Wabamisk project is located in the James Bay region within in the central Superior Province. Four geological subprovinces of Archean age are present from north to south: the La Grande, Opinaca, Nemiscau, and Opatica subprovinces. These subprovinces are essentially composed of metamorphosed volcanic, plutonic, and sedimentary rocks that were subsequently intruded by post- or late-tectonic granitic intrusions. The Wabamisk property is underlain by rocks of the La Grande subprovince (Figure 3). A list of the abbreviations of geological terms used in the figures herein is found in Appendix 2.

The La Grande subprovince is primarily composed of volcanic and plutonic rocks (Card and Ciesieski, 1986). It wraps around the Opinaca subprovince to the west, forming a large crescent. The geological contacts with the Nemiscau and Opinaca subprovinces are transitional, grading from dominantly volcano-sedimentary rocks to paragneiss. No ductile faults are reported along the contact zone. The La Grande subprovince comprises about 85% syn- to late-tectonic plutonic rocks and two greenstone belts, the La Grande (LGGSB) and the Middle and Lower Eastmain greenstone belt (MLEGSB). The Wabamisk property overlies the west part of the Lower Eastmain greenstone belt.

The MLEGSB extends along an east-west axis for about 300 km, is 10 to 70 km wide, and is bounded to the south by a major unconformity. It is composed of volcanic and sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbro to monzogranite.

The MLEGSB is characterized by volcanic rocks of the Eastmain Group, which is subdivided into 4 volcanic cycles and 5 formations (Boily and Moukhsil, 2003). The Kauputauch Formation forms the first volcanic cycle (2752-2739 Ma) and is composed of massive to pillowed flows of tholeiitic metabasalts and andesitic basalts, and felsic flows overlain by a sequence of felsic to mafic tuffs.

The Natel Formation is part of the second volcanic cycle (2739-2720 Ma) and is composed of komatiite, komatiitic basalt, and massive to pillowed tholeiitic basalt and andesite.

The Anatacau-Pivert Formation, which occurs in the project area, forms the third volcanic cycle (2720-2705 Ma). This formation is composed of metabasalt, amphibolitized andesite, rhyolite and tuff. The entire assemblage is overlain by sedimentary rocks including siltslate, mudslate, wacke and conglomerate. Volcanic activity in this cycle was accompanied by moderate, mainly syntectonic plutonism.

The Komo and Kasak formations, which represent the fourth and last volcanic cycle (<2705 Ma), mainly consist of massive or pillowed basalts, komatiitic basalts and minor andesite. These rocks are amphibolitized and have a tholeiitic affinity. Minor units of felsic ash

Virginia Mines Inc.

Wabamisk Project

August 2014

tuff are intercalated in this formation. Calc-alkaline felsic lapilli tuffs also alternate with minor amounts of mafic tuff (Moukhsil and Doucet, 1999).

Two periods of sedimentation occurred after these volcanic cycles, and were accompanied by various episodes of plutonic magmatism. The Wabamisk Formation (>2705 Ma) was deposited during the first period of sedimentation. Its base is composed of volcaniclastic layers, with andesitic lapilli tuffs and beds of crystal tuff, polygenic blocky tuff, mafic to felsic blocky tuff, ash tuff and crystal tuff. The top of the Wabamisk Formation consists of polygenic conglomerate dominated by tonalitic pebbles and another unit of polygenic to monogenic conglomerate with diorite and granodiorite pebbles, interbedded with sandstone beds, tuff layers and iron formations. According to Moukhsil et al. (2003), the Wabamisk Formation overlies the older rocks in erosional discordance.

The dominantly metasedimentary Auclair Formation (<2648 ±50 Ma), formed during the second sedimentary period, is dominated by paragneiss. Most of the paragneiss (80%) is derived from greywacke, with the balance derived largely from pelite. The Auclair Formation is interpreted as the weakly metamorphosed equivalent of metatexites of the Laguiche Basin in the Opinaca subprovince.

Tonalitic to granodioritic plutons are grouped into three categories, synvolcanic, syntectonic, or post- to late-tectonic. Gabbro dykes crosscut all of the above.

Previous work conducted in the MLEGSB outlined three phases of deformation. The first (D1) is characterized by an E-W-trending schistosity ranging in age from 2710 to 2697 Ma. The second phase of deformation (D2) is marked by a NE-SW-trending schistosity which is broadly N-S in many locations, the age of which is estimated between 2668 and 2706 Ma. The third phase of deformation (D3) affects syn-to post-tectonic intrusions and is less penetrative and thus not as obvious on a regional scale. It is mostly visible in metasedimentary rocks in the form of a WNW-ESE to NW-SE-trending schistosity. This last deformation event is dated at <2688 Ma, which corresponds to the age of metamorphism. Given the age of the Nemiscau subprovince (<2697 Ma), it is unlikely to bear traces of the first phase of deformation (D1) recognized in the MLEGSB.

Virginia Mines Inc.

Wabamisk Project

August 2014

Pmlb I3B
I3A
A3 I2J[PP]
A2 I3A
Akal4 I1L
Akal2 I1C[EN]M4
Akal3 I1M[PO]MG
Akal1 I2F
Aupu3 I1C[PO]
Aupu2 I1D
Aupu1 I2F
Acal1 I1D-I1C
Amis3 I1M
Amis2 I1C-I1G
Amis1 I1D-I1G
Acey3 I1M
Acey2 I1C
Acey1 I1D
Alec2 I1D
Alec1 I2J
Atuc1 I1D-I1C
Akwa3 I1M
Akwa2 I1C-I1G
Akwa1 I1D[EN]M4
Awek3 I2E
Awek2 I1C
Awek1 I1D
Ausk3 I2E
Ausk2 I1C
Ausk1 I1D
Al M4
Aal3 V1[TU]
Aal1 M4
Awb6 S1C
Awb5 S4A-S4D
Awb4 S4F
Awb3 V1[TU]-V2[TU]
Awb2 V2[TU]
Awb1 V3B(M16)-M16
Aka3 V2
Aka2 V2
Aka1 V3B
Aku1 V3B-M16
Ako2 V2J
Ako1 V3B(M16)-M16
Anp7 S6C-S6F-S4
Anp6 V2[TU]
Anp5 S9B-S9E-S9D
Anp4 V1B-V1C
Anp2 M16,GR
Anp3 V2J-V2D
Anp1 V3B(M16)-M16
390 000 mE
400 000 mE
410 000 mE
420 000 mE
…aca
…ervoir
5 790 000 mN
5 780 000 mN
5 770 000 mN
Camp Wabamisk
2013 NE grid
2012 grid
2013 SW grid
Route Muskeg - EM-1
Mines Virginia
Wabamisk property
Geology and position
of grids
Figure 3
Date: 2013-10-…
Author: Ichartrand
Office
Drawing
Scale: 1:250000 Projection: Longitude / Latitude (NAD 83)
0 2.5 5 10
kilometres

Figure 3 -

Geology of the Wabamisk property area, showing position of 2012 and 2013 grids. Geology after Moukhsil (2000). See Moukhsil (2000) for lithostratigraphic abbreviations.

7.2.

Property Geology

Mapping conducted from 2006 to 2012 has improved the understanding of the lithologies on the Wabamisk property (Figure 4). The mapping of outcrops during this time allowed Virginia to refine the geology of the property within the framework proposed by geologists of the provincial government (Moukhsil, 2000). The geology of the property is summarized below from

Virginia Mines Inc.

Wabamisk Project

August 2014

stratigraphic base to top. The regional metamorphic grade observed in volcanic and sedimentary rocks on the Wabamisk property is generally the amphibolite facies and the greenschist facies.

The Anatacau-Pivert Formation forms a NE-SW oriented band across the SE part of the main block of the property. On the adjacent Opinaca property to the east the sheared contact zone between amphibolitized basalt and siliciclastic rocks at the top of the formation hosts significant gold mineralization that occurs in several zones. On the adjacent Wabamisk property, only a few gold showings have been found to date in rhyolite and rhyodacite (Lac H volcanic complex) and siltslate, mudslate and chert. Trenching and mapping by Virginia Mines has revealed the presence of abundant mafic lava, gabbro, siltslate, mudslate and felsic lava in the Anatacau-Pivert Formation. Other subordinate lithologies such as lapilli tuff, arenite, mudrock, exhalite, ultramafic intrusives and QFP dykes were also recognized.

The Wabamisk Formation forms a NW-SE oriented belt across the NW part of the property. This formation is characterised by mafic lavas, intermediate to felsic tuff and sedimentary rocks ranging from conglomerate to arkose. According the government the younging direction is from the north to south, passing from amphibolitized basalt and intermediate tuff to felsic tuff up-section.

The sedimentary Auclair Formation consists of paragneiss and weakly metamorphosed sedimentary rocks such as arenite, wacke and iron formation. It forms a large crescent-shaped band across the property. Most of the gold mineralization on the property occurs within rocks of this formation.

Plutonic bodies of varying age occur along outboard areas and margins of the property, and in general these bodies were not routinely mapped by Virginia Mines’ geologists. For instance, the core of the Aupiskach tonalitic intrusive in the south part of the project area was not mapped, although its granodioritic rim was investigated along the contact with the Anatacau-Pivert Formation. The Kapiwak pluton was observed in rocks adjacent to the Auclair Formation in the western part of the property. The Kawachusi pluton is present at the north contact of the Wabamisk Formation and it marks the northern limit of the property.

Mapping by Virginia geologists has over the years refined the nature and position of geological contacts presented on the government maps to reveal that sedimentary rocks are probably more abundant than previously reported. The geology of the property has also been reinterpreted using a high definition magnetic airborne survey. The Virginia interpretation, as shown in Figure 4, recognizes the existence of a folded package of interlayered siliciclastic metasedimentary rocks (greywacke, siltstone, mudstone, arenite and conglomerate), iron formation and gabbro across the central part of the property.

Gold occurs almost exclusively in quartz veins accompanied by locally intense alteration that formed varying amounts of quartz, sericite, feldspar, chlorite, biotite and tourmaline. Some gold also occurs in the altered host-rocks which consist predominantly of greywacke and arenite. Veins and host-rocks are deformed and show evidence of N-S shortening accompanied by transposition. This deformation gives rise to folded veins and/or boudinage along transposition

Virginia Mines Inc.

Wabamisk Project

August 2014

planes. Not all veins have undergone the same degree of deformation. Some early veins are strongly dismembered, whereas later veins show little evidence of deformation.

Opinaca
Reservoir
385 000 mE
390 000 mE
395 000 mE
5 785 000 mN
5 780 000 mN
5 775 000 mN
5 770 000 mN
5 765 000 mN
5 760 000 mN
Granodiorite to Granite
Porphyritic Granodiorite
Tonalite and Granodiorite
Undifferentiated Magnetic Rock
QFP dyke
Iron Formation and/or Chert
Metasiltstone
Metagreywacke
Metaarenite
Metaconglomerate
Paragneiss/Gneiss, Granodiorite, Amphibolite
Diorite
Gabbro
Felsic Volcanic
Felsic to Intermediate Volcanic
Pillowed Mafic Volcanic
Mafic Volcanic
Mines Virginia
Wabamisk property
Lithological map
Figure 4
Office
Drawing:
Scale: 1:200000
Projection: UTM Zone 18 (NAD 27 for Canada)
0
2
4
8
kilometres

Figure 4 - Geology of the Wabamisk property as interpreted by Jérôme Lavoie, Virginia Mines.

Virginia Mines Inc.

Wabamisk Project

August 2014

7.3

Mineralization

Several different types of mineral occurrences are reported in the MLEGSB (Moukhsil and al., 2002; Gauthier and Laroque, 1998). They may be classified according to their genetic model and age of emplacement as follows: 1) synvolcanic mineralization (2710-2752 Ma), 2) syntectonic mineralization (2697-2710 Ma), and 3) post-tectonic mineralization (~2687 Ma).

Synvolcanic occurrences represent nearly 50% of known showings in the MLEGSB, and include sulphide-facies iron formations (Fe, Cu, Au, Ag), volcanogenic showings (Cu, Zn, Ag, Au), and magmatic showings such as porphyry-mantos-type (Cu, Au, Ag, Mo) and epithermal (Au, Ag, Cu, Zn, Pb).

Syntectonic occurrences represent slightly more than 40% of known showings and include orogenic deposits Au, As, Sb) related to D1 and D2 phases of deformation. This category also includes gold deposits associated with oxide- or silicate-facies iron formation (Au, As). Finally, the few post-tectonic occurrences that are present correspond to lithium- or molybdenum-enriched pegmatites.

Mineralization is widespread on the Wabamisk property. Pyrrhotite and arsenopyrite are the most common sulphide minerals, followed by pyrite, locally occurring in significant concentrations. Chalcopyrite and bornite were observed in a few locations. Sulphides occur in all mapped units, whether sedimentary, volcanic, or intrusive in origin. Sulphides generally occur as disseminations, replacements and occasionally as thin mm- to cm-scale veins and veinlets.

In iron formation, pyrrhotite is the dominant iron sulphide (<25%) followed by pyrite. Mafic lavas contain more pyrite than pyrrhotite. Disseminated arsenopyrite (<10%) occurs mostly in metasedimentary rock in the north-central part of the property. Very high arsenopyrite percentages are occasionally observed in mafic lavas and tuffs associated with QFP dykes and quartz-tourmaline veins. Most gold anomalies are associated with mafic lavas or metasedimentary units that have been cross-cut by quartz veins and veinlets.

The Isabelle showing, discovered by Virginia Mines in 2007, consists of a series of parallel, steeply-dipping, N-S-striking laminated fault-fill quartz veins in a fine- to coarse-grained greywacke. The gold-bearing veins are contained in an envelope 10-20 m thick that has been exposed at surface over a strike length of 80 m (Poitras, 2010). Very little sulphide mineralization (<1% pyrrhotite, pyrite and chalcopyrite) is associated with gold mineralization. Visible gold is common. The greywacke is cross-cut by syn-deformation and syn-mineralization feldspar porphyry dykes up to 4 m thick. Some of the best gold grades occur in quartz veins cross-cutting the feldspar porphyry. The mineralized sedimentary rock is in faulted contact with metabasalts to the west and an intrusive contact with an undeformed granodiorite-tonalite pluton to the east. Down-dip mineral lineations observed on the walls of the gold-bearing veins indicate emplacement in a reverse fault. This faulting event has also created folds with horizontal fold hinges. The veins were subsequently folded to create tight folds with vertical fold hinges. These two orthogonal deformation events created distinct, circular interference patterns in the fine-grained sedimentary rocks (Poitras, 2010). Moderate to weak biotite alteration is observed in the

Virginia Mines Inc.

Wabamisk Project

August 2014

wall rock adjacent to the gold bearing quartz veins and weak to moderate garnet alteration is observed in the hanging wall of the steeply east-dipping zone.

The Main Stripped area at Wabamisk was the most significant mineralization zone discovered during the summer of 2012 by Virginia Mines, and was the focus of the winter 2013 drill program. Visible gold in quartz veins and in altered wacke was identified over a lateral distance of 850 metres within this system, which remains open towards the east, west and at depth. The gold mineralization consists of variably deformed generations of veins occurring within folded metasedimentary rocks. The centimetre- to metre-scale quartz veins are locally accompanied by an envelope of alteration several centimetres to a few metres wide composed of quartz-feldspar-sericite-chlorite. This alteration assemblage confers a bleached and locally banded and fragmented texture to the greywacke. The mineralization is structurally controlled and formed in sheared and foliated zones, fractures, stockworks, breccias and fold hinges. Pyrrhotite is the dominant sulphide mineral followed by arsenopyrite and pyrite. Locally, traces of chalcopyrite were found. Very little sulphide mineralization is present in the quartz veins (<3%). Disseminated mineralization up to 15% occurs mainly in vein walls and pervasively in the greywacke near the veins. Pyrrhotite occurs as fine millimetre-scale stringers parallel to the main schistosity. Arsenopyrite is localized mainly in the walls of gold-bearing veins, but trace to 10% arsenopyrite locally occurs as disseminated grains along the main schistosity. It is usually found as hypidiomorphic to idiomorphic crystals greater than 0.25 mm in diameter. Pressure shadows created by these grains are filled by pyrrhotite. When mineralization is found in quartz veins, it often forms clusters. Disseminated mineralization occurs in different modes including replacements and in breccia, stockwork, clusters, veins and veinlets.

Gold occurs as isolated to clustered grains and more rarely as veinlets up to a few millimetres long. It is found in quartz veins at the contact between altered wall rock and the vein itself. In some cases, gold is directly associated with arsenopyrite, either enclosed in the grains of sulphide or surrounding them. In the Mustang vein, gold grains locally form trains of between 5 to 30 grains in the main schistosity plane and parallel to the chlorite-sericite laminae in the quartz vein.

ITEM 8 – DEPOSIT TYPES

Orogenic lode-gold mineralization is the main deposit type being sought by Virginia Mines on the Wabamisk property. Although these deposits can occur in any lithology, the exploration program paid particular attention to sedimentary rocks given that both the Éléonore deposit and the Isabelle zone occur in greywacke. The primary exploration targets are fault zones and these are targeted using lineaments analysis on regional magnetic surveys, topographic maps and satellite images. Other targets include bends in regional foliation, lithological contacts, borders of intrusions, metamorphic gradients and contacts between sub-provinces. It is important to bear in mind that in orogenic systems, there may be coexistence of sterile veins and auriferous veins. Thus sampling all the veins is essential.

Virginia Mines Inc.

Wabamisk Project

August 2014

ITEM 9 – EXPLORATION

During the months of January and February a grid totaling 143 line-kilometres was cut on the property to facilitate future IP surveys, prospecting and mapping (Figure 5). The lines were spaced at 200 m intervals. The grid adjoins the two grids that were cut in 2013, further extending the Wabamisk cut-line grid to the west towards the Isabelle sector.

During March and April of 2014 Abitibi Geophysics of Val-d’Or completed a 48 line-kilometre pole-dipole IP survey on the eastern part of the 2014 grid so as to cover the CIT corridor. Details of this campaign and the IP survey will be filed in separate reports and will not be discussed further here.

ITEM 10 – DRILLING

The 2014 Wabamisk drilling program, which was undertaken from the beginning of February to the beginning of March, comprised 15 diamond drillholes and extensions of 2 holes drilled in 2013 for a total of 3210 m (Figure 6). This work was for the most part carried out in the Main Stripped area as a follow-up to the 2013 campaign. In addition, 4 holes were drilled in the western part of the CIT corridor beneath the Challenger and Interceptor showings. One hole was drilled beneath a quartz vein cutting exhalite and felsic volcanics that returned 13.1 g/t Au in 2012.

The drilling program was supervised by geologist Francis Chartrand, geological engineer Jérôme Lavoie and junior geological engineer Tonny Girard. Trainee geological engineer Antoine Fecteau also participated in the program. Technical and logistical support was provided by David De Champlain, Martin Gagnon and Stephane Harrison. All but the last person are full-time employees of Virginia Mines. Mr. Harrison is an employee is Services Techniques Géonordic, a consulting firm regularly used by Virginia Mines. The drilling was undertaken by Forage Orbit-Garant of Val-d’Or, Quebec.

Drilling operations were conducted from the Wabamisk camp, located on the shore of the Opinaca reservoir just to the north of the OA-11 earthen dam on the Eastmain River. Pick-up trucks and snowmobiles were used to reach the drill sites and to ferry drill core to the camp.

The core was logged by the authors of the present report at the Wabamisk camp. The core was oriented at the drill shack by the drill team using the CorientR system developed by the Fordia Group Inc. of Val-d’Or. Along with lithology, mineralization and alteration, the orientation of bedding, schistosity, layering, fractures and veins was determined using a goniometer on the oriented core. When the core could not be oriented, core angle measurements of these structures were taken.

The core was sampled and analyzed for gold and a suite of minor and trace elements when veins, veinlets or altered rock were present. Samples for major and minor element analysis were taken in unaltered or least altered rock at approximately 20 m intervals. Samples were typically one metre long. In all, 1213 samples representing 1210.05 m of core were taken for gold and multi-

Virginia Mines Inc.

Wabamisk Project

August 2014

element analysis. For reason related to the anticipated size and distribution of the gold grains 178 samples were analyzed for gold using the metallic screen method, while 1035 samples were analyzed using the fire assay method.

CIT gold corridor
2013NW grid
2013 SW grid
2012 grid
Main Stripped
Wabamisk property
Anatacau property
Lake Nikawin
29N
34N
4,16
6,93
8,63
3,25
3,99
1,61
278
66,8
4,28
2,14
29,7
1,775
111W
109W
107W
105W
103W
101W
99W
97W
95W
93W
91W
89W
87W
85W
83W
81W
79W
77W
75W
73W
71W
69W
67W
65W
63W
5 784 000 mN
5 782 000 mN
5 780 000 mN
5 778 000 mN
5 776 000 mN
Granodiorite to Granite
Porphyritic Granodiorite
Tonalite and Granodiorite
Undifferentiated Magnetic Rock
QFP dyke
Iron Formation and/or Chert
Metasiltstone
Metagreywacke
Metaarenite
Metaconglomerate
Paragneiss/Gneiss, Granodiorite, Amphibolite
Diorite
Gabbro
Felsic Volcanic
Felsic to Intermediate Volcanic
Pillowed Mafic Volcanic
Mafic Volcanic
Mines Virginia
Geology and gold showings, Wabamisk grid
Office
Drawing
Scale: 1:50000
0
0.5
1
2
Kilometres

Figure 5 – Location of the 2014 exploration grid (in red) with gold showings greater than 1.0 g/t (yellow stars 2014, red stars older) and the CIT gold corridor, Wabamisk property.

Virginia Mines Inc.

Wabamisk Project

August 2014

Mines Virginia
Figure 6
Location of
W2014 drill holes
Office
Drawing:
Scale: 1:50000
0
0,5
1
2
km
Granodiorite to Granite
Porphyritic Granodiorite
Tonalite and Granodiorite
Undifferentiated Magnetic Rock
QFP dyke
Iron Formation and/or Chert
Metasiltstone
Metagreywacke
Metaarenite
Metaconglomerate
Paragneiss/Gneiss, Granodiorite, Amphibolite
Diorite
Gabbro
Felsic Volcanic
Felsic to Intermediate Volcanic
Pillowed Mafic Volcanic
Mafic Volcanic
385 000 mE
387 500 mE
390 000 mE
5.785 000 mN.
5.782 500 mN.
5.780 000 mN.
5.777 500 mN.
Challenger-Interceptor
Mustang
Exhalite
Forage 2014
Forage 2013

Figure 6 – Location of diamond drill holes of the winter 2014 drilling campaign.

The list for holes drilled in 2014 is shown in Table 2, while gold intersections over 0.25 g/t are listed in Table 3. Analytical results for gold and the multi-element package and for major and minor oxides are presented in Appendix 3. Borehole logs are presented in Appendix 4 and assay certificates in Appendix 5. Results for gold standards and blank used for quality control are presented in appendices 6 and 7, respectively. Drill sections are presented in figures 9 to 17, 18-22 and 24 (in pockets). Abbreviations used in these figures and to describe the core are listed in Appendix 2, with the following additions: (1) “ALT” signifies altered rock, (2) “D$” signifies the presence of disseminated sulfide or gold mineralization, (3) for example, “I1N_5-25” signifies the presence of 5-25% quartz veins or veinlets in the rock, and (4) “VG” means visible gold.

Virginia Mines Inc.

Wabamisk Project

August 2014

Table 2 – List of holes drilled during the winter of 2014, Wabamisk property. The coordinates are in UTM NAD 27 for zone 18, with the elevation and length in metres.

Virginia Mines Inc.

Wabamisk Project

August 2014

Mustang vein zone						
Forage/ drillhole	**NAD 27 z18E**	**NAD 27 z18N**	**De/ From**	**À/ To**	**m**	**Au g/t**
WB-14-031	392236	5780993	189,55	191,60	2,05	0,96
WB-14-033	392293	5781040	175,20	189,00	13,80	1,69
incl. veine Mustang/incl. Mustang vein			***180,30***	***187,00***	***6,70***	***2,27***
WB-14-036	392432	5781056	**109,10**	**111,00**	**1,90**	**18,50**
WB-14-037	392275	5781094	246,70	258,45	11,75	1,31
incl. veine Mustang/incl. Mustang vein			***246,70***	***249,40***	***2,70***	***2,19***
WB-14-038	392478	5781069	161,50	162,00	0,50	0,49
WB-13-016ext	392411	5781120	**190,30**	**190,80**	**0,50**	**64,00**
			202,00	**202,40**	**0,40**	**11,60**
Other zones sub-parallel to the Mustang vein						
Forage/ drillhole	**NAD 27 z18E**	**NAD 27 z18N**	**De/ From**	**À/ To**	**m**	**Au g/t**
WB-14-030	392099	5780882	nsv			
WB-14-031	392236	5780993	96,00	97,40	1,40	0,72
			123,00	124,00	1,00	0,54
WB-14-032	392338	5781103	106,50	107,50	1,00	1,01
			129,90	131,00	1,10	0,35
			134,20	136,70	2,50	2,00
WB-14-033	392293	5781040	112,20	113,20	1,00	0,74
			122,00	123,00	1,00	0,34
			124,20	126,20	2,00	0,76
			128,35	129,35	1,00	0,31
			173,20	174,20	1,00	0,50
			190,00	191,00	1,00	0,33
			203,80	207,00	3,20	0,65
WB-14-034	392386	5781113	**90,20**	**91,10**	**0,90**	**39,05**
		incl.	***90,20***	***90,65***	***0,45***	***76,00***
WB-14-035	392331	5781175	96,40	98,40	2,00	0,38
			107,70	**108,70**	**1,00**	**4,39**
			212,50	213,50	1,00	1,16
			216,50	217,50	1,00	0,29
			220,50	221,50	1,00	0,37
			306,00	308,20	2,20	0,40

Table 3 – Gold intersections greater than 0.25 g/t Au from the 2014 drilling campaign, Wabamisk property (continued on following page).

Virginia Mines Inc.

Wabamisk Project

August 2014

Other zones sub-parallel to the Mustang vein						
WB-14-036	392432	5781056	**18,00**	**22,00**	**4,00**	**3,61**
			88,00	**90,00**	**2,00**	**3,40**
			91,00	92,00	1,00	0,26
			98,20	99,20	1,00	0,94
			103,20	104,70	1,50	1,04
			105,70	106,70	1,00	0,32
			143,00	144,00	1,00	0,57
			148,00	149,00	1,00	0,47
WB-14-037	392275	5781094	181,00	188,40	7,40	1,73
			195,40	196,40	1,00	0,30
			200,40	201,40	1,00	0,52
			242,60	243,60	1,00	2,62
			260,50	261,70	1,20	0,85
			268,00	269,00	1,00	0,26
			270,00	272,00	2,00	1,06
			280,40	281,40	1,00	0,27
WB-14-038	392478	5781069	67,00	70,00	3,00	0,58
			80,00	82,00	2,00	0,47
			186,00	187,00	1,00	0,28
			194,00	196,30	2,30	0,47
WB-14-039	392693	5781215	**117,20**	**119,20**	**2,00**	**5,24**
		incl.	***117,20***	***118,20***	***1,00***	***10,20***
			157,00	159,60	2,60	1,09
WB-13-016ext	392411	5781120	186,30	188,30	2,00	0,64
			218,00	219,00	1,00	0,37
			234,50	235,50	1,00	0,34
WB-13-025ext	392707	5781169	205,60	206,60	1,00	0,33
			212,60	215,60	3,00	0,47
			221,30	222,30	1,00	0,60
Challenger-Interceptor gold showings						
Forage/ drillhole	**NAD 27 z18E**	**NAD 27 z18N**	**De/ From**	**À/ To**	**m**	**Au g/t**
WB-14-040	383665	5782477	52,00	55,00	3,00	0,33
WB-14-041	383697	5782502	72,00	74,00	2,00	0,48
			75,00	78,20	3,20	0,79
		incl.	*75,00*	*76,00*	*1,00*	*1,42*
			80,00	81,00	1,00	0,44
WB-14-042	383951	5782529	**51,00**	**52,00**	**1,00**	**22,90**
			59,00	60,00	1,00	0,31
WB-14-043	383992	5782542	61,00	62,00	1,00	0,77
Gold-bearing exhalite						
WB-14-044	396569	5782220	nsv

Table 3 – Gold intersections greater than 0.25 g/t Au from the 2014 drilling campaign, Wabamisk property (continued from previous page).

Virginia Mines Inc.

Wabamisk Project

August 2014

10.1

Main Stripped area

In 2014 ten new holes and extensions of two 2013 holes were drilled for a total of 2481 m (Figure 7). These holes were done with two principal objectives in mind: (1) to intersect the Mustang vein zone at depths up to 250 m below surface, especially below the richest surface zones exposed by trenches WB2012TR004 and WB2012TR011, and (2) to determine whether the Mustang vein continues towards the east below the thick sandy overburden in the sandpit. The last point is particularly important because if the vein does continue, this signifies that significant gold-bearing structures may have become more abundant in this area due to the presence of fault jogs.

In the Main Stripped area, the drilling confirmed the vertical continuity of the Mustang vein down to a depth of approximately 250 m and the lateral extension of the vein towards the east for a distance of approximately 150 m. Given that the gold is coarse and free the drilling returned variable results, but two sectors reported the best results. The gold-bearing structure is well-developed in the inflexion zone of the Mustang vein where holes WB-14-033 and WB-14-037 cut decametre-thick mineralized intersections. The Mustang vein, whose thickness reaches up to 6.7 m, occurs in an envelope several metres thick comprising altered and mineralized (quartz-sericite-tourmaline-biotite-chlorite-arsenopyrite-pyrite) greywacke. WB-14-033 returned values of 1.69 g/t Au over 13.8 m including 2.27 g/t Au over 6.7 m for the Mustang vein itself. WB-14-037 reported 1.31 g/t Au over 11.75 m including 2.19 g/t Au over 2.7 m from the vein. These intersections occur below drillhole WB-13-004 which returned 22.64 g/t Au over 2.25 m. The vein remains open at depth in this section.

Results were also good in the newly-defined extension of the Mustang vein underneath the overburden in the sandpit, where WB-14-036 returned 18.5 g/t Au over 1.9 m. The vertical extension of the vein was tested by extending drillhole WB-13-016, which reported two significant intersections of 64.0 g/t Au over 0.5 m and 11.6 g/t Au over 0.4 m. The vein remains open to the east and was cut by WB-14-038 which unfortunately returned only weak values.

Drilling also confirmed the existence of several other subparallel gold-bearing structures that for the most part occur to the north of the Mustang vein. Several significant intersections were encountered including 39.05 g/t Au over 0.9 m in WB-14-034, 3.61 g/t Au over 4.0 m from WB-14-036, 5.24 g/t Au over 2.0 m from WB-14-039 and 1.73 g/t Au over 7.4 m from WB-14-037. Several of these intersections can be correlated to intervals cut in 2013.

At the present time, three elongate mineralized lenses are recognized from south to north from the Mustang vein, the TR004, Sandpit, and Discovery zones (Figure 8). Together, they form four subparallel mineralized envelopes. Other mineralized structures exist, but further drilling will be necessary in order to assign them to existing zones or to new ones.

Virginia Mines Inc.

Wabamisk Project

August 2014

2014 drill dole
2013 drill hole
Mustang zone (2014) g/t Au per meter
Mustang zone (2013) g/t Au per meter
Other zone (2014) g/t Au per meter
Other zone (2013) g/t Au per meter
L 1+00W
L 0+00
L 1+00E
L 2+00E
L 3+00E
L 4+00E
L 5+00E
BL 0+00
4.39/1.0
1.01/1.0
1.16/1.0
39.05/0.9
3.61/4.0
2.0/2.5
1.73/7.4
2.62/1.0
1.31/11.75
incl. 2.19/2.7
(veine)
64.0/0.5
11.6/0.4
3.40/2.0
1.04/1.5
18.49/1.9
1.06/2.0
1.43/1.0
0.96/2.05
1.69/13.8
incl. 2.27/6.7
(veine)
5.24/2.0
incl. 10.2/1.0
1.09/2.6
1.16/2.3
6.1/3.2
18.05/0.8
1.33/2.35
1.04/1.0
1.0/1.0
1.33/1.0
1.46/1.45
1.57/1.0
1.48/1.0
5.66/1.0
1.85/1.0
2.32/1.0
2.0/13.4
incl. 4.1/4.0
1.19/2.0
1.79/2.1
1.14/1.0
1.37/0.85
0.6/5.0
1.25/1.0
1.68/1.0
3.99/1.1
1.49/1.0
0.55/3.6
1.07/0.7
1.1/2.55
3.66/1.5
incl 6.97/1.0
(veine)
2.08/1.0
22.64/2.25
incl 51.3/0.95
(veine)
3.93/2.8
0.69/2.7
2.3/1.15
1.95/2.4
0 25 50 100
metres

Figure 7
Mustang-Sandpit
Significant drill intersections

Figure 7 – Location of drill holes in the Main Stripped area showing significant gold intersections.

Virginia Mines Inc.

Wabamisk Project

August 2014

L 1+00W
L 0+00
L 1+00E
L 2+00E
L 3+00E
L 4+00E
L 5+00E
BL 0+00
5.781 200 mN.
5.781 100 mN.
5.781 000 mN.
5.780 900 mN.
5.780 800 mN.
392 200 mE
392 900 mE
392 600 mE
WB-14-035
WB-14-031
WB-14-033
WB-14-039
WB-14-038
WB-13-002
WB-13-001
WB-13-005
WB-13-006
WB-13-007
WB-13-008
WB-13-011
WB-13-012
WB-13-014
WB-13-015
WB-13-016
WB-13-018
WB-13-019
WB-13-020
WB-13-021
WB-13-022
WB-13-023
WB-13-024
WB-13-025
WB-13-026
2014 drill dole
2013 drill hole
Mustang zone with surface trace
TR004 zone with surface trace
Sandpit zone with surface trace
Discovery zone with surface trace
Other zones with surface trace
Figure 8
Mustang-Sandpit gold zones
Scale: 1:2500
Projection: UTM Zone 15 (NAD 27 for Canada)
0 25 50 100
metres

Figure 8 – Gold zones at surface in the Main Stripped area.

Virginia Mines Inc.

Wabamisk Project

August 2014

10.1.1

WB-14-030 (L 1+60W, 0+15S, azimuth 160o, plunge -50o, length 156 m)

This hole was drilled to intersect the Mustang vein at a depth of approximately 120 m below surface (Figure 9), behind WB-13-008 which returned an intersection of 1.96 g/t Au over 2.4 m in 2013 and below trench WB2012TR081 which returned channel sample values in this section of 7.65 g/t Au over 1.7 m (R15) and 3.6 g/t Au over 5.0 m (R13).

The hole initially cuts heterogeneous greywacke with subordinate arenite that is partially altered (up to 25%) to an aggregate of actinolite-plagioclase-calcite. This assemblage is preferentially developed adjacent to mm- to cm-scale quartz veins that form up to 10% of the rock. The calcic assemblage also forms wavy layers in the greywacke (Photo 1). These altered rocks are in contact with horizons of greywacke and siltstone down the hole. Two m-scale intervals with up to 5% mm- to cm-scale quartz injections form part of these horizons. Thin actinolite-rich selvedges generally occur in the greywacke around these veins as well.

Nothing resembling the Mustang vein was encountered by the hole, and none of the samples returned significant values. One 0.7 m thick quartz vein enclosing slivers of wall rock occurs at 68.3 m depth, but it is sterile.

Photograph 1 – Stratabound calcic alteration (AC-PG-CC) occurring in greywacke, WB-14-030, approximately 40 m depth

Virginia Mines Inc.

Wabamisk Project

August 2014

10.1.2

WB-14-031 (L 0+00, 0+41N, azimuth 160o, plunge -50o, length 225 m)

This hole was drilled to intersect the Mustang vein at a depth of approximately 150 m behind hole WB-13-005, which returned 3.93 g/t Au over 2.8 m, and below trench WB2012TR083, which reported 3.78 g/t Au over 0.8 m from channel R1 (Figure 10). Both of these intersections have visible gold. In WB-14-031, the Mustang vein is correlated with an intersection grading 0.96 g/t Au over 2.05 m that occurs in an irregularly-banded silicified-sericitized and calcic-altered greywacke from 189.55-191.6 m. This rock contains up to 5% disseminated AS-PO-PY and pervasive veinlets of QZ and BO (up to 20% of the rock) that are parallel to the foliation/bedding. BO also occurs in the quartz veinlet selvedges. In this interval, the alteration assemblage appears to be related to the veinlet injections. This rock is similar to rocks that form the Mustang structure on surface in the absence of the vein itself.

In the rest of the hole the dominant rock is greywacke with subordinate arenite and siltstone. For the most part these rocks are fresh but locally there are m-scale intervals that are weakly sericitized/silicified or partially altered to a calcic assemblage of patchy stratabound AC-PG-CC-GR. These alteration assemblages are also associated with intervals having up to 10% quartz veins and veinlets with selvedges of AC. Disseminated sulfides including arsenopyrite are commonly present as well in these zones. The only other significant values of Au in this hole are associated with quartz veins and arsenopyrite: 0.72 g/t Au over 1.4 m in a 10 cm vein from 96.0-97.4 m, and a couple of 5-cm-thick veins in an interval grading 0.54 g/t Au over 1.0 m. Both these grades come from intervals m-scale intervals having from 5 to 10% quartz veins and veinlets, respectively.

Photograph 2 – Part of the Mustang structure in WB-14-031 at approximately 190 m depth showing planar zone of altered greywacke with veinlet injections. Sample 369015 grades 1.51 g/t Au over 1.0 m

Virginia Mines Inc.

Wabamisk Project

August 2014

10.1.3

WB-14-032 (L 1+38E, 1+08N, azimuth 160o, plunge -55o, length 249 m)

The objective of this hole was to intersect the TR004 zone 25 m to the west of drillhole WB-13-015 that returned 2.0 g/t over 13.4 m including 4.1 g/t Au over 4.0 m in the TR004 zone (Figure 11). This gold zone lies immediately to the north of the Mustang vein (Figure 8).

This hole cut coarse sandy greywacke and lithic greywacke intercalated with medium to fine greywacke in the first 60 m, before intersecting alternating horizons of medium to fine greywacke and altered medium to fine greywacke. Note that these rocks are cut by porphyritic mafic dykes.

Quartz veins and veinlets form up to 5% of the rock in certain intervals and are often associated with altered rock. AC, PO, PY and AS locally occur with the quartz. The altered rocks occur in two forms. Calcic-altered rock comprises stratabound patches of AC-PG-CC that partially replace the greywacke along foliation and bedding planes. This calcic alteration also occurs around the veins where it progressively replaces the wall rock. BO locally occurs with the veins as well. Some of the greywacke horizons appear to be pervasively silicified, although this may simply be due to the original composition.

A couple of mineralized intersections over 1 g/t Au occur in this drillhole. A one meter sample between 106.5 and 107.5 m returned 1.01 g/t Au, while a 2.5 m intersections returned 2.5 g/t Au from 134.2-136.7 m. Both are associated with higher arsenic levels. The first intersection, found in a m-scale interval of altered (silicified) and sulfidized (to 2% PO-AS), occurs in a 1.8-m-thick QZ-FP vein zone that encloses altered wall rock fragments. The wall rock fragments have up to 4% disseminated AS-PO with QZ-SR-AC-BO-EP-CC. The second interval occurs in an irregularly laminated and brecciated QZ-AC vein enclosing fragments of greywacke altered to AC-CL-CC-EP-SF. Altered and sulfidized greywacke also occurs on either side of the vein.

10.1.4

WB-14-033 (L 0+72E, 0+65N, azimuth 160o, plunge -53o, length 249 m)

This hole was drilled as a follow-up to WB-13-004 which cut 22.65 g/t Au over 2.25 m in the Mustang zone, and targeted the vein 25 m to the east of this drillhole at a depth of approximately 150 m. WB-14-033 returned some of the best intersections of the campaign, reporting 1.69 g/t Au over 13.8 m from the Mustang vein zone between 175.2-189 m, including 2.27 g/t Au over 6.7 g/t from the Mustang vein itself between 180.3 and 187.0 m (Figure 12, photograph 3). The Mustang vein is composed largely of QZ, with TL (4%), AC (1%) and up to 10% SF (PY-AS) (Photograph 4). A few gold grains are visible at 186.3 m.

For the most part the rocks encountered by this drillhole comprise fine to medium grained greywacke cut by a few m-scale intervals of porphyritic mafic dykes. A few intervals that have weak gold mineralization associated with arsenopyrite occur between 119.2 and 131.3 m. These occur in altered (QZ-BO-TL) greywacke hosting up to 10% mm- to cm-scale QZ veins and up to 5% PY-AS. These could be part of the TR004 zone, and if so could indicate that this zone weakens towards the west of WB-13-015 at this depth (approximately 100 m). The Mustang vein

Virginia Mines Inc.

Wabamisk Project

August 2014

and alteration envelope occur further down the drillhole. This interval, described immediately above, also occurs in silicified, sulfidized (AS-PY) and possibly tourmalinized greywacke. Another interval grading 0.65 g/t Au over 3.2 m and showing the same alteration assemblage with a few cm- to dm-scale QZ veins occurs from 203.8-207.0 m (Photograph 5). These two gold-bearing intersections are separated by approximately 10 m of homogeneous greywacke.

Photograph 3 –

Part of the Mustang vein from 180.3-187.0 m, WB-14-033. Note laminated and brecciated nature of the vein itself

Virginia Mines Inc.

Wabamisk Project

August 2014

Photograph 4 –

Arsenopyrite-rich altered fragments of wall rock enclosed in the Mustang vein at 180.6 m, WB-14-033

Photograph 5 –

Zone of altered and sulfidized greywacke with dm-scale banded and locally brecciated quartz veins from 203.8-207.0 m, WB-14-033

Virginia Mines Inc.

Wabamisk Project

August 2014

10.1.5

WB-14-034 (L 1+80E, 1+00N, azimuth 160o, plunge -50o, length 153 m)

This hole was drilled to intersect the TR004 zone approximately 25 m east of WB-13-015 (2.0 g/t Au over 13.4 m). An intersection of weakly silicified and sulfidized (PY-5%, AS-1%) fine grained greywacke occurring from 84.0 to 97 m encloses a massive to laminated quartz vein with numerous gold grains from 90.2-90.6 m (Figure 13, photographs 6 and 7). This zone could correspond to the TR004 zone encountered by drillhole WB-13-015. The vein itself returned 76.0 g/t Au over 0.45 m from 90.2-90.65 m, while the heterogeneous foliated and brecciated contact zone with the altered greywacke reported 2.1 g/t Au over 0.45 m from 90.65-91.1 m, resulting in a composite interval of 39.05 g/t Au over 0.9 m. The altered greywacke is also anomalous in gold adjacent to the vein, returning 0.24 g/t Au over 2.9 g/t Au from 91.1-94.0 m.

The rest of the core comprises fine to medium grained unaltered and Ca-altered greywacke. The calcic alteration manifests itself as cm-scale bands and irregular patches composed of coarse to medium-grained AC-FP-CC that partially replaces the greywacke. An interval of pervasive weak sericitization from 19.0-64.0 m occurs in the greywacke as well. Millimetre- and centimetre-scale quartz veins and veinlets (5%) occur from 19.0-30.0 m. The interval from 30.0-64.0 m has fewer quartz veins (1%) although it is fractured.

Photograph 6 –

Gold grain in quartz vein occurring from 90.2-90.6 m, WB-14-034

Virginia Mines Inc.

Wabamisk Project

August 2014

END
10 11 12 13 14 16 17 18 19 20 21 22 23 24 25 26 27
2014/02/14

Photograph 7 –

Foliated contact zone between altered greywacke and gold-bearing quartz vein at 90.8 m, WB-14-034

10.1.6

WB-14-035 (L 1+50E, 1+75N, azimuth 160o, plunge -55o, length 324 m)

This hole was drilled behind WB-13-015 so as to intersect the TR004 zone at approximately 175 m depth as well as the Mustang zone at a depth of approximately 250 m (Figure 14).

For the most part, this drillhole cut unaltered fine to medium grained greywacke that locally encloses mm- to cm-scale quartz veins. Ca-alteration assemblages (AC-FP-CC) appear at a depth of approximately 235 m, and persist until the end of the drillhole. These bands form up to 20% of the rock. Calcite veinlets are locally present in the rock as well. The few significant gold values are associated with minor quartz veins and their altered (AC-FP-AS-PY) envelope. One such value, a one-m-thick interval from 106.7-107.7 m that grades 4.39 g/t Au (Photograph 8), probably correlates with the Discovery zone in stripped zone WB2012TR028. From 212-221.5 m there are three weak mineralized zones that could correlate with the TR004 zone. These are associated with cm- to dm-scale laminated and brecciated quartz veins. One of these intervals grades 1.16 g/t Au over 1.0 m from 212.5-213.5 m. Near the end of the hole, a 15-cm-thick quartz vein with its arsenopyrite bearing alteration envelope grades 0.4 g/t Au over 2.2 m from 306.0-308.2 m. This interval is in the downward projection of the Mustang vein in WB-13-014 and -015, but the texture and alteration (calcic) is not typical of the Mustang (Photograph 9).

Virginia Mines Inc.

Wabamisk Project

August 2014

Photograph 8 –

Thin quartz veins cutting medium-grained greywacke, WB-14-035. Vein at approximately 107 m returned 4.39 g/t Au from 106.7-107.7 m

Photograph 9 –

QZ-FP vein injected into Ca-altered greywacke, WB-14-035

Virginia Mines Inc.

Wabamisk Project

August 2014

10.1.7

WB-14-036 (L 2+02E, 0+32N, azimuth 160o, plunge -50o, length 201 m)

This hole was drilled in front of WB-13-016 and -017 specifically to determine whether the Mustang vein was present underneath the sandpit east of the WB2012TR011, -045 and -046 stripped zones. WB-14-036 returned some of the best results of the campaign, not only intersecting the Mustang vein but also near surface mineralization that is probably part of the TR004 zone (Figure 15).

The first mineralized zone occurs in silicified and chloritized greywacke with up to 3% disseminated PO and 20% quartz veins (Photograph 10). The chlorite is pervasive as well as forming irregular blebs and schlieren in the veins. Silicification is pervasive as well as vein-related. Vein selvedges also contain chlorite and sericite (Photograph 11). The interval grades 3.61 g/t Au over 4.0 m from 18.0-22.0 m.

Photograph 10 –

The TR004 zone at the top of WB-14-036, showing quartz vein injections in altered greywacke

A second mineralized interval, in part corresponding to the Mustang zone, occurs from 87.0-118.2 m. Most of this interval is composed of altered greywacke (silicification and chloritization) that contains up to 5% disseminated and veinlet-forming arsenopyrite and pyrrhotite (Photograph 12). For the most part, the altered greywacke contains weak mineralization with values in the order of a quarter gram per tonne. There are, however three richer zones that are associated with quartz veins and AS enrichment: (1), 3.4 g/t Au over 2.0 m from 88.0-90.0 m (Photograph 12), (2) 1.0 g/t Au over 1.5 m from 103.2-104.7 m, and (3) 18.5 g/t Au over 1.9 m from 109.1-111.0 m (Photograph 13). The latter vein, with its numerous grains of visible gold, is most probably the Mustang.

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Wabamisk Project

August 2014

Photograph 11 –

 Close-up of QZ vein with masses of CL from TR004 zone, WB-14-036

WB-14-36 Bx 17
81
WB-14-36 Bx 18
1/4 WRC
1/4 WRC
87
93
AU METSCR
2014/02/18

Photograph 12 –

Interval from approximately 81.0-95.0 m, WB-14-036 showing quartz veins in altered and sulfidized greywacke

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Wabamisk Project

August 2014

Photograph 13 –

Interval from approximately 95.0-113.0 m showing two gold-bearing quartz veins at 104.2 m and 109.1 m. The vein at 109.1 m is the Mustang vein

The rest of the drillhole is composed of fine- to medium-grained greywacke, with local m-scale horizons that contain a few percent quartz veins and veinlets and their alteration envelopes (silicification, CL, BO).

10.1.8

WB-14-037 (L 0+75E, 1+25N, azimuth 160o, plunge -53o, length 288 m)

This hole was drilled on the same section as and behind WB-14-033 so as to intersect the TR004 zone at a depth of approximately 150 m as well as the Mustang zone at a depth of 225 m. Both zones were successfully intersected by WB-14-037 at the anticipated depths (Figure 12).

The first 175 m of the hole cut fresh medium-grained greywacke and one m-scale interval of late porphyritic mafic dyke. The TR004 zone occurs in an interval (175.9-201.4 m) of altered and sulfidized (arsenic up to 5200 ppm) medium-grained wacke that hosts a m-scale intersection with up to 15% mm- to m-scale quartz veins and veinlets that locally host visible gold grains from 182.45-187.45 (Photograph 14). The greywacke is moderately sericitized and weakly carbonatized as indicated by the presence of fine calcitic stockwerk and disseminated grains. The interval with the quartz veins is heterogeneous and brecciated, with at least two generations of quartz in the veins. The greywacke fragments enclosed by the quartz are sericitized, biotitized and carbonatized. Fine grained pervasive tourmaline may also be present. This interval returned 1.73 g/t Au over 7.4 m from 181.0-188.4 m.

Virginia Mines Inc.

Wabamisk Project

August 2014

Horizons of medium- to coarse sandy greywacke, cut by a few percent of mm- to cm-thick quartz-carbonate veins and veinlets, succeed the TR004 zone from 201.4 to 243.6 m. The hole then cuts an intersection from 243.6-258.4 m of alternating sulfidized and altered (quartz, tourmaline, carbonate) greywacke and dm- to m-scale quartz veins. The interval from 246.7-258.45 m returned 1.31 g/t Au over 11.75 m, with the Mustang vein itself returning 2.19 g/t Au over 2.7 m from 246.7-249.4 m (Photograph 15). The veins are dominated by quartz with minor PY, PO, AS, AC, SR, CL, TL, BO and CC, and exhibit a massive to locally laminated texture. Contacts with the altered greywacke are brecciated, so it is possible that the greywacke sections are in fact enclosed slivers of wall rock (Photograph 16). Like the TR004 zone up section, the interval has more arsenopyrite than unaltered greywacke with over 1% arsenic locally.

Photograph 14 –

The TR004 zone, showing quartz veins in altered and sulfidized greywacke, WB-14-037(second and third boxes from top)

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August 2014

245
246
246
249
249
251
252
253
254
255
255
256
257
258
258
260
261
261

Photograph 15 –

The Mustang vein zone, showing laminated and brecciated quartz veins cutting altered sulfidized greywacke, WB-14-037

Photograph 16 –

Altered greywacke with arsenopyrite adjacent to auriferous quartz vein at approximately 247.5 m (part of the Mustang vein), WB-14-037

Virginia Mines Inc.

Wabamisk Project

August 2014

10.1.8

WB-14-038 (L 2+50E, 0+31N, azimuth 160o, plunge -50o, length 219 m)

This hole was drilled approximately 25 m to the east of WB-14-036 in order to intersect the Mustang vein beneath the sandy overburden in the sandpit, on the same sections as WB-13-018 and WB-13-019 (Figure 16).

For the most part WB-14-038 intersected fine to medium grained greywacke and Ca-altered greywacke characterized by the presence of up to 20% AC-FP bands and AC porphyroblasts. This drillhole is only weakly mineralized. One occurrence of significance is associated with cm-scale QZ-AC-FP veins occurring from 67.0-70.0 m, which grades 0.58 g/t Au, and from 78.0-82.0 m, which has an intersection from 80.0-82.0 m grading 0.47 g/t Au. Gold is also found in a 30-cm-thick quartz vein which occurs from 161.6-161.9 m (Photograph 17). This vein grades 0.49 g/t Au in the interval 161.5-162.0 m. The host quartz vein exhibits heterogeneous, laminated and brecciated texture (Photograph 18). It could correspond to the Mustang vein, but if so the vein would have shifted to the north approximately 35 m over 25 m laterally east from its position in WB-14-036. Another occurrence of gold, found from 194.0-196.3 m, is associated with up to 50% cm-scale folded quartz veins that are enclosed by altered (FP-AC-CC) greywacke. Arsenopyrite is also present in this altered unit. This intersection is on-strike with the projection of the Mustang vein east of WB-14-036.

More drilling will be necessary to ascertain for certain if the Mustang vein or structure was cut by WB-14-038.

WB-14-38 Bx 38
WB-14-38 Bx 39
WB-14-38 Bx 40
2014/02/24

Photograph 17 –

I1N (3rd box, right hand bottom) which could be the Mustang, WB-14-038

Virginia Mines Inc.

Wabamisk Project

August 2014

Photograph 18 –

Close up of vein at 161.7 m that is possibly the Mustang, WB-14-038. Note laminated texture

10.1.8

WB-14-039 (L 5+10E, 0+90N, azimuth 160o, plunge -55o, length 177 m)

This hole was drilled approximately 50 m behind WB-13-025 with two goals in mind: (1) to intersect the near surface gold zone cut by WB-13-025 (6.06 g/t Au over 3.2 m) at a depth of 50 m, and (2) to test for the 18.05 g/t Au over 0.8 m gold zone of WB-13-025 at a depth of approximately 100 m. The drillhole successfully cut the two zones at the predicted depths (Figure 17).

Fine to medium grained greywacke forms the dominant lithology of this hole. Altered horizons are relatively scarce. The greywacke hosts a few dm-scale quartz veins. One vein, from 60.5-60.75 m, is sterile. A laminated quartz vein, occurring from 64.4-64.9 m, grades 0.54 g/t Au and could correspond with the surface zone cut by WB-13-025 (Photograph 19). A 1.0-cm-thick quartz vein with minor chlorite, biotite and pyrrhotite at 117.7 m contains several visible gold grains (Photograph 20). The corresponding sample grades 10.2 g/t Au from 117.2-118.2 m. This intersection probably correlates with the 18.05 g/t Au over 0.8 m of WB-13-025. Another zone, occurring in an altered greywacke with 50% quartz (BO-CB-SR-CL-PO-PY-AS) veins and CL-SR-BO in vein selvedges, is present from 158.1-159.6 m (Photograph 21). This zone grades 1.45 g/t Au and 0.6% As within a wider mineralized interval grading 1.09 g/t Au from 157.0-159.6 m. Two textural generations of quartz are present in the vein.

Virginia Mines Inc.

Wabamisk Project

August 2014

Photograph 19 –

Laminated quartz vein from 64.4-64.9 m in fine- to medium-grained greywacke (third box from top), WB-14-039

Photograph 20 – Minor gold-bearing quartz vein at 117.7 m, WB-14-039

Virginia Mines Inc.

Wabamisk Project

August 2014

WRA
152
153
154
155
156
157
158
159
160
165
168
2014/02/28

Photograph 21 –

Altered greywacke with 50% quartz veins/veinlets from 158.1-159.6 m (second box from top), WB-14-039

10.1.9

WB-13-016ext (L 2+00E, 1+00N, azimuth 160o, plunge -50o, length 252 m)

Upon discovering the Mustang vein in WB-14-036 a decision was made to extend WB-13-016, which had been drilled to a depth of 111 m (Figure 15). The Mustang zone was intercepted by the extension at a vertical depth of approximately 140 m, where it occurs as two thin gold-bearing quartz veins in a wider intersection of anomalous gold in altered sulfidized greywacke.

The altered and sulfidized greywacke occurs from 179.7-218.4 m. This lithology is composed of fine- to medium-grained greywacke that is injected by a few percent quartz veins. The alteration assemblage, consisting of sericite, biotite and chlorite, occurs for the most part adjacent to the vein of quartz. The sulfides, composed of pyrrhotite, arsenopyrite and pyrite, occur as disseminated grains and stringers (up to 5%). The quartz veins and veinlets are dominated by QZ, with minor to trace BO, SR, CC, CL AS, PO and PY. Gold occurs in low-grade quantities up to approximately 1 g/t to a depth of approximately 202 m, or until just past the last quartz vein. The altered/sulfidized greywacke from 202.4-218.4 m, although similar in composition to the shallower greywacke, has less arsenopyrite and almost no gold.

Two thin gold-rich quartz veins occur in this interval, one from 190.5-190.65 m that grades 64.0 g/t Au from 190.3-190.8 m, and the second from 202.05-202.4 m that reported 11.6 g/t Au from 202.0-202.4 m. The veins are composed dominantly of quartz with minor carbonate, biotite and chlorite with traces of sericite. Both veins are heterogeneous and laminated with visible gold. The veins also contain a few percent pyrrhotite and arsenopyrite that from grains and stringers.

Virginia Mines Inc.

Wabamisk Project

August 2014

Photograph 22 –

Thin gold-bearing quartz vein at 190.5 m, WB-13-016 ext

VIRGINIA
Analyse pour :
VIRGINIA
Analyse pour :
VIRGINIA
Analyse pour :
VIRGINIA
Analyse pour :
VIRGINIA
Analyse pour :
VG
2014/02/22

Photograph 23 –

Thin gold-bearing quartz vein at 202.5 m, WB-16-016ext. Note laminated texture of the vein

Virginia Mines Inc.

Wabamisk Project

August 2014

10.1.10

WB-13-025ext (L 5+07E, 0+43N, azimuth 160o, plunge -50o, length 243 m)

This hole was extended from 144 m to 243 m in order to see if the gold zone in WB-13-024 grading 2.95 g/t Au over 2.0 m continued at depth (Figure 1). Gold mineralization was intercepted at the anticipated depth, but the zone is only weakly mineralized at 0.33 g/t Au over 1.0 m from 205.6-206.6 m. This sample comes from altered siltstone immediately adjacent to a QZ-AC-BO-CL-SR vein (204.5-205.55 m). A few metres up-hole from this intersection a thin quartz vein with visible gold was observed (Photograph 24). The corresponding sample returned only 0.07 g/t Au over 1.0 m from 200.4-201.4 m, indicating that the gold grains remained in the other half of the sample that stayed at the camp.

For the most part the first 190 metres of the hole are dominated by homogeneous greywacke. The dominant lithologies in the extension of the hole below this depth are altered greywacke and siltstone with minor cm-scale quartz veins. The alteration assemblage, comprising chlorite, sericite, biotite and more rarely epidote, preferentially forms adjacent to the quartz veins. Iron sulfides are ubiquitous, forming fine grained disseminations and stringers of PO and PY throughout the rock and adjacent to the veins.

The veins are predominantly composed of quartz, with lesser CB, AC, CL, SR, PO and PY. Two textural generations of quartz were noted. The vein with visible gold described above is thin (3 cm thick) and appears to be folded.

Photograph 24 – Thin quartz vein with visible gold at 200.75 m (yellow ribbon, 2nd box from top) and sterile 1.05-m-thick quartz vein at 204.5 m (3rd box from top), WB-13-025ext

Virginia Mines Inc.

Wabamisk Project

August 2014

10.2

Challenger-Interceptor area

Holes WB-14-040 through WB-14-043 were drilled in the Challenger-Interceptor area to determine whether the gold mineralization discovered at surface during the summer of 2013 (Chartrand et al., 2014) continued at depth (Figure 18). The Challenger showing, which exhibits numerous grains of visible gold, returned grab sample values as high as 278 g/t Au and channel samples of 0.25 g/t Au over 8.0 m and 0.35 g/t Au over 4.0 m from stripped zone WB2013TR039 (Chartrand et al., 2014). The Interceptor showing consists of a m-scale quartz vein with visible gold that returned up to 8.63 g/t Au from grab samples. Despite the presence of visible gold, the best channel sample returned 2.48 g/t Au over 0.9 m from stripped zone WB2013TR040.

A total of 504 m was drilled, two holes of 126 m on each of the showings. Only WB-14-042 drilled to the north of the Interceptor showing returned significant mineralization, reporting a value of 22.9 g/t Au over 1.0 m from 51.0-52.0 m. The other three holes intersected only anomalous and low grade values over widths of a few metres. All of the drillholes intersected arsenopyrite-bearing, metre-scale thick horizons that average several hundred ppm arsenic. Note that almost all the gold-bearing samples over 0.1 g/t Au occur in these horizons.

383 600 mE
383 700 mE
383 800 mE
383 900 mE
384 000 mE
384 100 mE
5 782 500 mN
5 782 400 mN
5 782 300 mN
5 782 200 mN
WB-14-043
WB-14-042
WB-14-041
WB-14-040
Interceptor
Challenger
?
77+00W
75+00W
73+00W
Au > 0.25 g/t (2013)
Drill hole trace
S2-S3
Stripped zone (2013)
Trace of quartz vein
Trail
Mines Virginia
Challenger and Interceptor gold showings with 2014 DDH
0
25
50
100
metres

Figure 18 –

Location of holes drilled during the winter 2014 campaign on the Challenger and Interceptor showings, Wabamisk property

Virginia Mines Inc.

Wabamisk Project

August 2014

10.2.1

WB-14-040 (L 75+83W, 43+60N, azimuth 160o, plunge -50o, length 126 m)

This hole targeted the Challenger showing at shallow depth. The main lithology encountered by WB-14-040 is an altered greywacke cut by a few cm-scale QZ-MV-FP-SR-CL-BO veins as well as up to 1% QZ veinlets (Figure 19). The alteration is visible as a weak to moderate silicification and chloritization occurring adjacent to the veins. The dominant sulfide is pyrite (a few percent), but traces of arsenopyrite occur from approximately 25.0 m. Thin tourmaline bands also occur adjacent to the veins with muscovite (Photograph 25). A metre-scale interval of greywacke with cordierite and staurolite porphyroblasts (up to 15%) occurs from 74.2-82.8 m. A highly-fractured zone occurs in the greywacke from approximately 100 m to the end of the hole at 126 m.

A 4.0 m-thick interval occurring from 52.0-55.0 m reported 0.33 g/t Au. These figures are similar to those from the Challenger channel samples in WB2013TR039.

Photograph 25 –

A one-cm-thick band with tourmaline adjacent to a QZ-MV vein, WB-14-040

10.2.2

WB-14-041 (L 75+45W, 43+70N, azimuth 160o, plunge -50o, length 126 m)

This hole targeted the extension of the Challenger showing approximately 30 m ENE of WB-14-040 (Figure 20). The most common lithology is unaltered to weakly silicified and chloritized greywacke that hosts several cm- to dm-scale QZ-MV (or SR)-FK-TL veins. Sulfides, dominated by PY with lesser PO and traces of AS, occur throughout the rock, forming disseminations and fine veinlets. Three dm-scale QZ-FP-MV veins occur at 29.3 m, 45.8 m and 48.8 m; however

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none have any significant gold values. The most significant intersection reported, from 75.6-78.0 m, was 0.67 g/t Au over 5.2 m. This is associated with an altered greywacke having up to 3% quartz veins and two cm-scale QZ-CL-BO-SR-PY-PO veins. This intercept could correlate with the Challenger zone at surface.

WB 14-41 #17
WB 14-41 #18
78
81
#19
84
87
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2014/03/03

Photograph 26 –

Interval from 72.0-78.2 m (top two boxes) with minor quartz veinlets in altered greywacke with low-grade gold mineralization, WB-14-041

Virginia Mines Inc.

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August 2014

VIRGINIA
Analyse pour :
AU + SCAN
QZ-PP-
PY
2014/03/03

Photograph 27 –

Sterile QZ-MV-FP vein with tourmalinized margins at 29.3 m, WB-14-041

10.2.3

WB-14-042 (L 73+08W, 42+80N, azimuth 160o, plunge -50o, length 126 m)

This hole was drilled to intercept the Interceptor showing at a shallow depth (Figure 21). Two main lithologies are observed, a locally altered homogeneous greywacke and a greywacke with cordierite and staurolite porphyroblasts. Several dm-scale QZ-BO-CL-CB veins with up to 5% PO and 1% PY occur as well, but none reported any significant gold values. Veins composed of QZ-MV-FP occur as well. Thin tourmaline-rich bands form in the wall rock adjacent to the veins.

A sample from 51.0-52.0 m of medium-grain greywacke returned a value of 22.9 g/t Au. This greywacke is cut by a few mm-scale quartz veinlets. This intersection could correlate with the Interceptor vein at surface; however the vein itself does not appear to have been intersected by the hole. No other values of interest were encountered by WB-14-042.

10.2.4

WB-14-043 (L 72+60W, 42+80N, azimuth 160o, plunge -50o, length 126 m)

This hole targeted the extension of the Interceptor vein approximately 30 m to the ENE of WB-14-042 (figures 18 and 22). The same lithologies as the previous hole were encountered by WB-14-043, with the addition of a greywacke locally altered to actinolite. QZ-MV-FP-(TL) veins are locally observed, and cm-scale quartz veins occur throughout the hole as well. The latter veins form up to 5% of the rock. One of these veins, occurring at 61.6 m, returned 0.77 g/t Au over 1.0 m from 61.0-62.0 m (Photograph 28).

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August 2014

Photograph 28 – Interval from 61.0-62.0 m (2nd box from top) reporting 0.77 g/t Au with minor quartz vein in fine-grained greywacke, WB-14-043

10.3

Exhalite area

The last hole of the campaign, WB-14-044 (Figure 23), was drilled to test a coincident MAG-IP anomaly and surface gold showings that returned up to 13.0 g/t Au from grab samples (Chartrand et al, 2013) and up to 3.67 g/t Au over 0.6 m from channel samples (Chartrand and Lavoie, 2014). Unfortunately no significant gold values were returned from this drillhole.

10.3.1

WB-14-044 (L 44+85E, 3+05S, azimuth 200o, plunge -50o, length 225 m)

The geology of this hole differs from the others drilled in the Main Stripped zone and Challenger-Interceptor area in that igneous rock such as mafic-felsic intrusions or volcanics are more abundant (Figure 24). The presence of semi-massive and stockwork pyrrhotite in silicified and sericitized greywacke from 65.5-72.4 m most probably accounts for the geophysical anomalies. Unfortunately this interval is sterile.

Virginia Mines Inc.

Wabamisk Project

August 2014

396 350 mE
396 400 mE
396 450 mE
396 500 mE
396 550 mE
396 600 mE
5 782 250 mN
5 782 200 mN
5 782 150 mN
5 782 100 mN
45+00E
44+00E
3+00S
4+00S
WB-14-044
0,57
1,335
1,932
1,259
0,592
WB2013TR032
WB2013TR031
3,67/0,6
WB2013TR030
13,75
3,12
1,202
1.92
Grab sample
(Au g/t)
3.67/0.6
Channel sample
(Au g/t / m)
Stripped zone
Vein trace in
drillhole
Mines Virginia
WB-14-044
Exhalite area
Date: 2014-01-09
Author: fcharrand
Office:
Drawing:
Scale: 1:500
Projection: UTM Zone 18 (NAD 27 for Canada)
0
7.5
15
30
metres

Figure 23 – Location of WB-14-044, exhalite area.

ITEM 11 – SAMPLE PREPARATION, ANALYSES AND SECURITY

For geological reasons the drill core samples were analyzed for gold by two methods, total metallic screen (for coarse gold in the veins and immediate wall rocks) and fire assay fusion/atomic absorption. This is essentially the same methodology that was used successfully during the winter 2012 drilling program.

Gold was analyzed by fire assay fusion/atomic absorption, the Au-AA23 method of ALSCHEMEX laboratories, when the presence of coarse grained gold was not anticipated. These samples were crushed in their entirety at the ALS Minerals preparation laboratory in Val-d’Or to >70% passing 2 mm (10 mesh; ALS Minerals procedure CRU-31). A 200- to 250-g sub-sample was obtained after splitting the finer material (< 2 mm). The split portion derived from the crushing process was pulverized using a ring mill to > 85% passing 75 µm (200 mesh - ALS Minerals procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Minerals laboratory for assay, typically on a 30 gram sample. For the samples with the values higher than 10 g/t Au, the analysis was repeated with the

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Au-GRA21 procedure (AAS followed by gravimetric finish). Other concentration of other elements, including Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sn, Sr, Th, Ti, Tl, U, V, W and Zn, were determined by the ME-ICP41 procedure (aqua regia digestion followed by ICP-AES analysis). The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference.

The total metallic screen procedure was employed to minimize the nugget effect caused by coarse-grained gold, which is often present in quartz veins and their alteration zones at Wabamisk. The samples typically weighed between 1.0 and 3.5 kg. First, the whole sample is crushed and pulverized and 40 to 90 grams are left on the screen so as to isolate the coarse gold. The sample is then sifted to 106 µm and two 50-g analyses are done on the -106 µm fraction (Au-AA25) while the +106 µm fraction is completely analyzed using fire assay fusion followed by a gravimetric finish (SCR21). A weighted average of gold for the coarse- and fine-grained fractions is then calculated and reported.

The authors are of the opinion that sample preparation, security and analytical procedures were adequate to ensure the quality of the analytical results.

ITEM 12 – DATA VERIFICATION

The authors of the present report were directly involved in collecting, recording, interpreting and presenting the data in this report and in the accompanying maps and sections. Data was reviewed and checked by the authors and is believed to be accurate.

In addition to the internal quality checks used by the ALS CHEMEX laboratory, the exploration work conducted by Virginia Mines was undertaken using a quality assurance and quality control program according to industry standards for early-stage exploration projects. These procedures are essential to monitor and control (1) accuracy, (2) precision and (3) possible contamination of the samples. For this campaign, gold standards and blanks were employed to monitor the assay results of the drill core samples.

Typically, each batch of 20 consisted of sixteen drill core samples, a blank and three gold standards of different grade. In all, three certified gold standards from Rocklabs Inc. were used during the campaign. The blank and standards were placed in the numbered sequence at pre-determined positions. In all, 75 blanks, 76 SH69 standards, 75 SE68 standards and 75 SL61 standards were used during the campaign. This represents a total of 301 quality control samples, or 24.8%, that were used to monitor 1213 sample analyses. The Rocklabs’ reference materials used, which are composed of various mixtures of feldspar, basalt, pyrite and gold-bearing minerals, were (1) SH69, grading 1.346 g/t Au; (2) SE68 grading 0.599 g/t Au; and (3) SL61, grading 5.931 g/t Au. Two types of uncertified blanks were used that are commonly employed in the landscaping industry, crushed limestone and crushed dolomitic limestone.

12.1

Reference material validation

The standards were used to monitor accuracy and precision. Their values were inserted into a Microsoft Excel template designed by the qualified staff at Rocklabs and interpreted according to

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the recommendations listed in the template and given a qualifier as defined by Rocklabs (good, industry typical, need improvement or something wrong). The results for each standard using the Au-AA23 or Au-AA25 methods for analyzing gold are described below.

12.1.1.

Standard SH69 (1.346 g/t Au)

The process charts and table results for the Au-AA23 and Au-AA25 methods are presented in Appendix 6a and 6b, respectively. The accuracy and precision of the Au-AA23 results are -6.2% and 5.0%, which is considered as “poor”. Note that this includes one gross outlier that graded 3.34 g/t Au. Without this outlier, the results are considered to be “good”. The percentage of outlying results is 1.5% which is considered to be “industry typical”.

Sample number 367967 returned a value of 3.34 g/t Au, which is too high. No satisfactory explanation was found as to why this is the case. Since nearby sample 367964 returned a value of 34.3 g/t Au from the Au-AA23 method, contamination was at first suspected. However, samples immediately above and below sample 367964 do not appear to have been contaminated, and none of the internal standards used by the laboratory are out of order. Furthermore, sample 367964 was verified using the metallic screen and Au-AA25 methods and the result for Au at 22.9 g/t for the metallic screen is comparable to albeit less than the Au-AA23 value. It is possible that another Au standard was inserted by mistake, and this is considered to be the most likely possibility.

The accuracy and precision of the Au-AA25 results are -4.8% and 2.2%, which is considered as “good”. There are no gross outliers in the data which is considered to be “good”. Note that the number of samples is low which means that the comments may not be valid.

12.1.3.

Standard SE68 (0.599 g/t Au)

The process charts and table results for the Au-AA23 and Au-AA25 methods are presented in Appendix 6c and 6d, respectively. The accuracy and precision of the Au-AA23 results are -2.6% and 3.8%, which is considered as “good”. There are no gross outliers in the data which is considered to be “good”.

The accuracy and precision of the Au-AA25 results are 0.0% and 5.9%, which is considered as “industry typical”. There are no gross outliers in the data which is considered to be “good”. Note that the number of samples is low which means that the comments may not be valid.

12.1.4.

Standard SL61 (5.931 g/t Au)

The process charts and table results for the Au-AA23 and Au-AA25 methods are presented in Appendix 6e and 6f, respectively. The accuracy and precision of the Au-AA23 results are -5.0% and 4.5%, which is considered as “industry typical”. There are no gross outliers in the data which is considered to be “good”.

Virginia Mines Inc.

Wabamisk Project

August 2014

The accuracy and precision of the Au-AA25 results are -6.1% and 1.4%, which is considered as “good”. There are no gross outliers in the data which is considered to be “good”. Note that the number of samples is low which means that the comments may not be valid.

12.2

Blank validation

Blank samples were employed to monitor contamination in the laboratory. A total of 75 blank samples were inserted in the routine sampling line. All gold concentrations of the blanks are listed in Appendix 7. Assays for blanks should be less than 5 times the limit of detection of the analytical method, in this case 0.005 ppm Au for the Au-AA23 method and 0.05 ppm for the metallic screen method. Therefore, the gold content in the blank sample should be less than < 0.025 g/t Au and 0.05 g/t Au, respectively, to be considered acceptable. All blank samples, except for metallic screen samples 367491 at 0.1 g/t Au and 367531 at 0.06 g/t Au are under these acceptable limits so we can assume that no significant detectable contamination occurred.

Blank sample 367491 is located between samples 367490 (24.6 g/t Au) and 367492 (13.0 g/t Au) in WB-14-036. Both these samples come from the Mustang vein which has several visible gold grains in this interval. This is most certainly the cause of the contamination of the blank.

Blank sample 367531, grading 0.06 g/t Au, could have been slightly contaminated since it comes from a gold-bearing interval in WB-14-037.

ITEM 13 – MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 14 – MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 15 – MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 16 – MINING METHODS

This section is not applicable to this report.

ITEM 17 – RECOVERY METHODS

This section is not applicable to this report.

ITEM 18 – PROJET INFRASTRUCTURE

This section is not applicable to this report.

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Wabamisk Project

August 2014

ITEM 19 – MARKET STUDIES AND CONTRACTS

This section is not applicable to this report.

ITEM 20 – ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable to this report.

ITEM 21 – CAPITAL AND OPERATING COSTS

This section is not applicable to this report.

ITEM 22 – ECONOMIC ANALYSIS

This section is not applicable to this report.

ITEM 23 – ADJACENT PROPERTIES

The Wabamisk project is adjacent to the north, northeast and west to the Anatacau project. The Anatacau 207 map-designated claims, totalling 10 952.03 hectares (109.52 km2), are 100% held by IAMGOLD-Québec Management Inc. Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the project by investing 3 million dollars in exploration before the end of 2015. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia. The 2013 campaign was successful in discovering several new gold showings and extensions of gold mineralization discovered by earlier Virginia programs. The most significant results came from the prospecting campaign on the grid. One of these sites, situated along line 71+00W and TL12+30N, returned grab sample values of 24.4 g/t Au, 6.1 g/t Ag and 0.67% As (#360 959). The second, situated on the 2012 grid (L53+00W and S3+50N), returned a value of 1.735 g/t Au (#359 627). Finally, a large quartz vein (2-5 meters) returned 1.49 g/t Au (#361 233) in grab sample in the south part of the grid (L73+00W and S7.20S), near the shore line of the Anatacau Lake. The best gold value in channeling came from AN2013TR013-R1 and returned 1.07 g/t Au over 1.0 m.

The Opinaca property, under option to Virginia Mines from Ressources d’Arianne, occurs to the east of the Wabamisk project, straddling the Eastmain road towards the Hydro-Quebec installations at Eastmain-1. During the summer of 2012, three prospecting teams spent 2 days on the Opinaca property in few areas that remained relatively unexplored. Most samples collected by the teams returned Au values below detection limits. However, one sample collected from a minor quartz vein in basalt graded 3.4 g/t Au. Another sample of rusty basalt returned 0.48 g/t Au, 939 ppm Cu and 9630 ppm Pb.

Eastmain Resources has a property to the northeast of the Wabamisk claims that contains the historic Bear Island and Reservoir showings. Dios Exploration has the AU33 West property to the ESE of the Wabamisk property. Exploration work from 2011-2012 returned several interesting gold values from a tonalitic-granodioritic intrusive complex to the south of the EM-1

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Wabamisk Project

August 2014

– Muskeg road. The best results were returned from the T7 trench on the Heberto showing (5.0 g/t gold over 5.25 m and 1.12 g/t gold over 4.5 m over a sheared tonalite. Several anomalous results in the order of 0.5 to 1.1 g/t gold over sections of 0.75 to 2.25 m were obtained from the other trenches. Dios Exploration property blocks also adjoin the Wabamisk and Anatacau properties to the south. Independent geologist Peter Bambic holds ground to the west of Wabamisk.

The Assini property, 100% held by Virginia Mines Inc., is adjacent to the northwest part of the Wabamisk property. During the 2012 prospecting, seven (7) samples returned anomalous values in gold or copper. The best sample, returning 8.44 g/t Au and 390 ppm Cu, occurs just outside the Assini property and is actually on the adjacent Wabamisk property along the shore of the Eastmain River. A few other anomalous Au or Cu samples were found along the band of greywacke and paragneiss that lies adjacent to the volcanic belt that was the focus of exploration in previous campaigns. One of these samples occurs approximately 500 meters to the east of a 2011 sample which returned 2.5 g/t Au from a cm-scale quartz vein injected into a greywacke sequence. Another sample approximately 700 m NE of the James Bay highway returned 0.671 g/t Au from a sheared greywacke outcrop. Lastly, two samples from the eastern part of the property returned 1.12 and 1.27 g/t Au from weakly sulfidized greywacke adjacent to quartz veins. The latter two samples occur a few hundred meters to the SE of the 2011 channel sample discovery of 16.1 g/t Au. Channel samples taken near the 2011 channel samples of Assini, one of which returned 16.1 g/t Au, returned weak values with the highest being 2.68 g/t Au over 1.0 m.

ITEM 24 – OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 25 – INTERPRETATION AND CONCLUSIONS

The winter 2014 drill campaign successfully confirmed the presence of the Mustang vein down to a vertical depth of approximately 250 m and its lateral extension approximately 150 m towards the east underneath the sandpit where it remains open in this area with no outcrop. Despite the variable nature of the results due to the size and free nature of the gold grains, the drilling outlined two sectors in the Main Stripped area that have the best values. These coincide with the inflexion of the gold zones at the western edge of the sandpit, and the extension of the Mustang vein towards the east beneath the sandpit. The drilling in the Main Stripped area also demonstrated the existence of several other gold-bearing structures that are oriented subparallel to the Mustang vein. This array of gold-bearing veins and veinlets is tentatively considered to be composed of 4 elongate zones from north to south, the: (1) Mustang, (2) TR004, (3) Sandpit and (4) Discovery. There are also other veins and veinlets but more drilling will be necessary to determine whether they form other zones or are part of the existing zones. Given the geometry of the array as currently known, it appears that the gold zones step-out towards the NE. It is suggested that the Mustang vein is a layer-parallel vein that branches out and multiplies upon reaching a dilatation zone at a fold hinge underneath the sandpit. However, more diamond drilling will be necessary to refine this model, and given the encouraging results received to date,

Virginia Mines Inc.

Wabamisk Project

August 2014

a third drilling campaign is fully justified in order to continue the evaluation of the Mustang vein and associated structures.

The drilling in the Challenger-Interceptor area at the western end of the CIT corridor confirmed the existence of the gold-bearing zones at shallow depths beneath these two showings. However only one drillhole beneath the Interceptor showing returned significant values, a sample with 22.9 g/t Au over 1.0 m beneath the Interceptor showing. Despite these ambiguous results, another drilling campaign is justified given the free nature of the gold.

The only hole drilled in the exhalite area did not return any significant results, and for the time being no further drill work is recommended in this area. A detailed till survey might be of some use in defining new targets; however the target area is surrounded by boggy and swampy ground.

ITEM 26 – RECOMMENDATIONS

Given the positive results from drilling in the Main Stripped area a third drill campaign is proposed for the autumn of 2014 or winter of 2015. This campaign would have two main objectives: (1) to follow the Mustang and TR004 zones in the inflexion below and to the east of WB-14-033 and WB-14-037, and (2) to extend the Mustang vein towards the east beneath the sandpit past WB-14-038 as well as at depth below WB-14-036. Several holes that were drilled just to the north of the sandpit could easily be extended like holes WB-13-016ext and WB-13-025ext. This drilling program, besides extending the Mustang and affiliated zone laterally and at depth, would also help refine the geometry of the gold-bearing zones east of the bedding-parallel Mustang vein as exposed in stripped zones WB2012TR004, WB2012TR011 and WB2012TR081.

A second round of drilling is also proposed in the CIT corridor. Besides the Challenger and Interceptor showings, drilling is also justified on the Trailblazer showing which was discovered in 2013 (Chartrand and Lavoie, 2014). Moreover, prospecting and stripping which is scheduled for the summer of 2014 in the CIT corridor and beyond to the west may also provide new targets for drilling.

Virginia Mines Inc.

Wabamisk Project

August 2014

ITEM 27 – REFERENCES

Boily, M. and Moukhsil, A., 2003. Géochimie des assemblages volcaniques de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain. Ministère des Ressources naturelles, Québec; ET 2002-05.

Card, K.D. and Ciesielski, A., 1986. DNAG No 1 Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada; Volume 13, pp. 5-13.

Caron, K., 2006. Rapport des travaux d’exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

Caron, K., 2007. Rapport des travaux d’exploration, Projet Lac Anatacau (#256), Campagne été 2006, Iamgold, Baie James, Québec, 26 pages.

Carlson, E.H., Eakins, P.R. and Hashimoto, T. 1968. Region de Grand-Detour – Lacs Village, Territoiore de Mistassini et Nouveau Québec. Ministère des Richesses naturelles, RG-136, 42 pages

Cayer, A. and Oswald, R., 2009. Technical Report and Recommendations Spring 2008 drilling program and Summer 2008 Geological exploration program, Wabamisk Property, Québec. Mines Virginia inc., GM 64476.

Cayer, A. and Ouellette, J.-F., 2007. Technical Report and Recommendations. June-July 2006 Exploration Program. Wabamisk Property, Quebec, GM 62888.

Charbonneau, R. 2012. Soil gas versus B-horizon orientation study 2011, Wabamisk property. Consultants Inlandsis Enr., GM 67166, 225 pages.

Chartrand, F. and Lavoie, J., 2014. Technical Report and Recommendations

Summer 2013 Exploration Program Wabamisk Project, Québec. Mines Virginia Inc.,

97 pages.

Chartrand, F. and Beauchamp, A-M., 2013. Technical report and recommendations summer 2012 exploration program, Anatacau project, Québec. Mines Virginia Inc.,

55 pages.

Chartrand, F., Beauchamp, A-M. and Savard, M., 2013. Technical report and recommendations, summer 2012 exploration program, Wabamisk project, Quebec. Mines Virginia Inc., 73 pages.

Chartrand, F. and Simard, P., 2013. Technical Report and Recommendations

Winter 2013 Drilling Program Wabamisk Project, Québec. Mines Virginia Inc.,

51 pages.

Virginia Mines Inc.

Wabamisk Project

August 2014

D’Amours, I. 2011. Levé magnétique aéroporté dans le secteur de Nemiscau, Baie-James,

Québec. Ministère des Ressources naturelles et de la Faune, 8 pages, 44 plans.

Dubois, M. 2012. Rapport d’interprétation, levé de polarisation provoquée, projet Wabamisk.

Abitibi Géophysique Inc, GM 67104, 67 pages.

Eade, K.E., 1966. Fort George River and Kaniapiskau River (west half) map areas, New Quebec. Geological Survey of Canada. Memoir 339, 120 pages.

Franconi, A. 1978. La bande volcanosédimentaire de la rivière Eastmain inférieure – Rapport géologique final. Ministère des Richesses naturelles, DRV-574, 184 pages.

Gauthier, M. and Laroque, M., 1998. Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James, Québec, 86 pages, MB 98-10.

Lavoie, J. 2014. Technical Report and Recommendations, Summer 2013 Prospecting and Trenching Program, Anatacau Project, Québec, 60 pages.

Low, A.P., 1897. Report on explorations in the Labrador Peninsula along the Eastmain, Koksoak, Hamilton, Manicouagan, and portions of other rivers. Geological Survey of Canada; Annual Report, volume 8, part L, pages 237-239.

Mc Crea, J.G., 1936. Report on the property – Dome Mine Ltd. Ministère des Ressources naturelles, Québec; GM 9863-A, 16 pages.

Moukhsil, A. and Doucet, P. 1999. Géologie de la région des lacs Villages (33B/03). Ministère des Ressources naturelles, Québec; RG99-04, 32 pages.

Moukhsil, A., 2000. Géologie de la région des lacs Pivert (33C/08), Anatacau (33C/02), Kauputauchechun (33C/07) et Wapamisk (33C/08). Ministère des Ressources naturelles, Québec; RG 2000-04, 49 pages.

Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W., 2002. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ministère des Ressources naturelles, Québec; ET 2002-06, 57 pages.

Oswald, R. Rapport géologique et recommandations, travaux de terrain 2007, Projet Wabamisk. Mines Virginia. Inc., GM 63709, 353 pages.

Poitras, S. 2010. Technical report and recommendations, 2009 geological exploration program. Wabamisk property, Québec. GM 65091, 288 pages.

Poitras, S. 2011. Technical report and recommendations, 2010 geological exploration program. Wabamisk property. GM 65931, 794 pages.

Virginia Mines Inc.

Wabamisk Project

August 2014

Savard, M., Vachon D. and Tremblay, M. E. 2011. Technical report and recommendations

2011 geological exploration program, Wabamisk property, Québec. Mines Virginia Inc,   GM 67165, 608 pages.

Shaw, G., 1942. Eastmain preliminary map, Quebec. Geological Survey of Canada; paper 42-10.

St.-Hilaire, C. 2012. Heliborne high-resolution aeromagnetic survey, Wabamisk project. Geodata Solutions GDS Inc, GM 67105, 24 pages.

St.-Hilaire, C. 2011. Heliborne high-resolution aeromagnetic survey, final technical report, Wabamisk project. Geodata Solutions GDS Inc, GM 66353, 21 pages.

Sutherland, D. 2011. SGH – Soil gas hydrocarbon predictive geochemistry, Wabamisk project. Actlabs Activation Laboratories Ltd., GM 67617, 40 pages

Tshimbalanga, S., 2008a. Levés de Polarisation Provoquée et de Magnétométrie Eastmain, propriété Anatacau, Grille Franto, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Tshimbalanga, S., 2008b. Levés de Polarisation Provoquée et de Magnétométrie, propriété Wabamisk, Grille Isabelle, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Vachon, D. and Ouellette, J.-F., 2012. Technical report and recommendations, 2011 drilling program, Wabamisk project, Québec, 31 pages.

Vallières, M. 1988. Des mines et des hommes : Histoire de l’industrie minérale québécoise. Les publications du Québec (Québec), 437 pages.

Virginia Mines Inc.

Wabamisk Project

August 2014

Endnotes

ALL MAPS, FIGURES, APPENDICES

ARE AVAILABLE ON DEMAND AT

info@minesvirginia.com

Toll Free Number: 1 800 476-1853

Virginia Mines Inc.